Exhibit 99.1

DELIVER INSPIRE COLLABORATE SUSTAIN EVOLVE DESIGN ENHANCE LEAD INNOVATE PERFORM ENVISION ACHIEVE CREATE TRANFORM GROW CONNECT ENGAGE SUPPORT ELEVATE STN TSX NYSE 2019 THIRD QUARTER REPORT STANTEC

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind. We care about the communities we serve—because they’re our communities too. We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe. Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec. com or find us on social media. A228 Leybourne And West Malling Bypass West Malling, Kent

Table of Contents	MANAGEMENT’S DISCUSSION AND ANALYSIS

	Core Business and Strategy	M-1
	Basis of Presentation	M-2
	Q3 2019 Financial Highlights	M-3
	Financial Targets	M-6
	Strategic Acquisitions	M-7
	Financial Performance	M-7
	Summary of Quarterly Results	M-13
	Statements of Financial Position	M-15
	Liquidity and Capital Resources	M-16
	Other	M-20
	Outlook	M-22
	Critical Accounting Estimates, Developments, and Measures	M-22
	IFRS 16 Leases	M-23
	Controls and Procedures	M-25
	Risk Factors	M-26
	Subsequent Events	M-26
	Caution Regarding Forward-Looking Statements	M-26

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

	Consolidated Statements of Financial Position	F-1
	Consolidated Statements of Income	F-2
	Consolidated Statements of Comprehensive Income	F-3
	Consolidated Statements of Shareholders’ Equity	F-4
	Consolidated Statements of Cash Flows	F-5
	Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-6

Management’s Discussion and Analysis

November 6, 2019

This discussion and analysis of Stantec Inc.’s (Stantec or the Company) operations, financial position, and cash flows for the three quarters ended September 30, 2019, dated November 6, 2019, should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and related notes for the quarter and three quarters ended September 30, 2019, and the Management’s Discussion and Analysis (MD&A) and audited consolidated financial statements and related notes included in our 2018 Annual Report filed on February 28, 2019.

Our unaudited interim consolidated financial statements and related notes for the quarter and three quarters ended September 30, 2019, are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). We continue to use the same accounting policies and methods as those used in 2018, except for the adoption of IFRS 16 Leases (IFRS 16) and other standards and amendments adopted as listed in the Recent Accounting Pronouncements section of this MD&A. A description of the new lease standard and the impact on our financial position and results of operations is described in the Basis of Presentation section of this report and in note 4 of our unaudited interim consolidated financial statements for the quarter and three quarters ended September 30, 2019 (incorporated here by reference), and in the Critical Accounting Estimates, Developments, and Measures section of this report (herein referred to as the “Definitions section”).

All amounts shown in this report are in Canadian dollars, unless otherwise indicated. Additional information regarding our Company, including our Annual Information Form, is available on SEDAR at sedar.com and on EDGAR at sec.gov. Such additional information is not incorporated here by reference, unless otherwise specified, and should not be deemed to be part of this MD&A.

Core Business and Strategy

Our Company’s work—engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics—begins at the intersection of community, creativity, and client relationships. By offering integrated expertise and services across the project life cycle, we provide our clients with a vast number of project solutions. We believe this integrated approach enables us to execute our operating philosophy by maintaining a world-class level of expertise, which we supply to our clients through the strength of our local offices.

Our business goal is to maintain our position as a top 10 global design and delivery firm that is recognized for our creative, technology-forward, and collaborative approach. While our stated long-term average compound net revenue growth target in 2019 is 15%, we are reviewing this target as part of our 2020 Strategic Plan. Our core business and strategy has not changed in the third quarter of 2019 from those described on pages M-2, M-10, and M-11 of our 2018 Annual Report (incorporated here by reference).

Management’s Discussion and Analysis September 30, 2019	M-1	Stantec Inc.

Basis of Presentation

Effective January 1, 2019, we adopted IFRS 16 Leases (IFRS 16) using the modified retrospective approach and did not restate comparative information. The new standard requires companies to bring operating leases, formerly treated as off-balance sheet items, onto a company’s statement of financial position. As such, on January 1, 2019, our consolidated statement of financial position recognized lease assets for our right to use the underlying assets and lease liabilities associated with future fixed lease payments. A summary of IFRS 16 impacts on our financial results is as follows:

IFRS 16 impact on January 1, 2019, statement of financial position:

●	Recognized lease assets of $561.8 million and lease liabilities of $645.0 million.

●	Opening retained earnings was adjusted downward by $34.0 million.

●	Certain current and non-current items on our statement of financial position were also reclassified to conform to IFRS 16.

IFRS 16 impact on Q3 19 and year-to-date earnings and cash flows:

●

The adoption of IFRS 16 reduced net income and diluted earnings per share by approximately $1.8 million ($2.5 million pre-tax) and $0.02 in Q3 19, respectively, and $2.8 million ($3.9 million pre-tax) and $0.03, year to date.

●	Administrative and marketing expenses decreased $35.0 million in Q3 19 and $105.8 million year to date.

●	Depreciation expense for leased assets increased $29.3 million in Q3 19 and $85.2 million year to date.

●	Interest expense increased $8.2 million in Q3 19 and $24.5 million year to date.

●	EBITDA and adjusted EBITDA increased $35.0 million in Q3 19 and $105.8 million year to date.

●

Operating cash inflows increased $30.8 million in Q3 19 and $83.4 million year to date, investing cash outflows increased $34.3 million in Q3 19 and $41.9 million year to date, and financing cash outflows decreased $3.5 million in Q3 19 and increased $41.5 million year to date, resulting in a net zero effect on total cash flows in Q3 19 and year to date.

EBITDA and adjusted EBITDA are non-IFRS measures. For further details, including tabular presentation of IFRS 16 impacts on our financial results, refer to IFRS 16 Leases (M-23) in this MD&A and note 4 of our September 30, 2019, unaudited interim consolidated financial statements.

Management’s Discussion and Analysis September 30, 2019	M-2	Stantec Inc.

Q3 19 Financial Highlights

	Quarter Ended Sep 30					Three Quarters Ended Sep 30

	2019		2018			2019		2018
(In millions of Canadian dollars, except per share amounts and percentages)	$	% of Net Revenue	$	% of Net Revenue		$	% of Net Revenue	$	% of Net Revenue

Gross revenue	1,241.5	130.3%	1,086.6	128.2%		3,617.1	128.7%	3,199.9	127.0%
Net revenue	952.6	100.0%	847.5	100.0%		2,810.3	100.0%	2,519.6	100.0%
Direct payroll costs	436.5	45.8%	392.2	46.3%		1,288.2	45.8%	1,153.8	45.8%
Gross margin	516.1	54.2%	455.3	53.7%		1,522.1	54.2%	1,365.8	54.2%
Administrative and marketing expenses	355.6	37.3%	346.2	40.8%		1,085.1	38.6%	1,055.5	41.9%
Other	2.6	0.3%	0.3	0.1%		1.0	0.1%	1.4	0.0%
EBITDA from continuing operations (note)	157.9	16.6%	108.8	12.8%		436.0	15.5%	308.9	12.3%
Depreciation of property and equipment	15.1	1.6%	12.6	1.5%		43.5	1.5%	37.1	1.5%
Depreciation of lease assets	29.3	3.1%	-	0.0%		85.2	3.0%	-	0.0%
Amortization of intangible assets	17.0	1.8%	14.7	1.7%		50.0	1.8%	49.9	2.0%
Net interest expense	17.2	1.8%	7.4	0.9%		52.1	1.9%	19.4	0.8%
Income taxes	21.5	2.2%	18.2	2.1%		53.2	1.9%	52.4	2.0%
Net income from continuing operations	57.8	6.1%	55.9	6.6%		152.0	5.4%	150.1	6.0%
Net loss from discontinued operations	-	0.0%	(73.9)	(8.7%)		-	0.0%	(91.7)	(3.7%)
Net income	57.8	6.1%	(18.0)	(2.1%	)	152.0	5.4%	58.4	2.3%
Basic and diluted earnings per share (EPS) from continuing operations	0.52	n/m	0.49	n/m		1.36	n/m	1.32	n/m
Adjusted EBITDA from continuing operations (note)	159.1	16.7%	108.3	12.8%		431.6	15.4%	308.3	12.2%
- Excluding IFRS 16 (note)	124.1	13.0%	108.3	12.8%		325.8	11.6%	308.3	12.2%
Adjusted net income from continuing operations (note)	66.3	7.0%	51.2	6.0%		172.7	6.1%	161.1	6.4%
Adjusted basic and diluted EPS from continuing operations (note)	0.59	n/m	0.45	n/m		1.55	n/m	1.41	n/m
Dividends declared per common share	0.1450	n/m	0.1375	n/m		0.4350	n/m	0.4125	n/m

note: EBITDA, adjusted EBITDA, adjusted net income, and adjusted basic and diluted EPS are non-IFRS measures (discussed in the Definitions section of the 2018 Annual Report and this MD&A).

n/m = not meaningful

Q3 19 compared to Q3 18:

We delivered solid performance in the third quarter with key financial metrics in line with our expectations. We generated strong gross revenue and net revenue and improved gross margin performance compared to Q3 18. Our initiative to reshape our organization resulted in improved administrative and marketing costs and utilization compared to Q2 19.

●

Net revenue increased 12.4% or $105.1 million mainly due to organic growth of 7.4% and acquisition growth of 4.8%. Organic growth was achieved in all our businesses except for a 2.7% retraction in Energy & Resources. Strong organic growth occurred in Environmental Services, Infrastructure, and Water and in all geographies, especially in our US and Global regions.

●	Gross margin increased 13.4% and, as a percentage of net revenue, increased from 53.7% to 54.2% reflecting continued focus on project execution and project mix.

●

Administrative and marketing expenses as a percentage of net revenue were at the low end of our targeted range at 37.3% of net revenue, including a 0.3% impact from severances associated with our organizational reshaping efforts. Excluding severance costs, administrative and marketing expenses as a percentage of net revenue were consistent with the prior year on a pre-IFRS 16 basis and in-line with our expectations.

o	In 2019 we initiated a process to improve utilization and reshape the organization to significantly reduce excess labor costs; this process was accelerated during Q3. As at Q3 19, our organizational

Management’s Discussion and Analysis September 30, 2019	M-3	Stantec Inc.

reshaping efforts remain on track to deliver annualized cost savings of approximately $40 million to $45 million, or $0.26 to $0.29 per share. This initiative has not affected our ability to execute projects, build backlog, or achieve organic growth. While undertaking our reshaping effort, we continue to add staff in our regions and businesses that are experiencing strong organic growth and high utilization.

●

Adjusted EBITDA from continuing operations increased 46.9% from $108.3 million to $159.1 million, representing 16.7% of net revenue, mainly due to IFRS 16 (a 14.6% increase to $124.1 million and representing 13.0% of net revenue, before IFRS 16).

●	Adjusted diluted EPS increased 31.1%—from $0.45 to $0.59 mainly because of higher net revenue as described above.

●	Contract backlog is $4.4 billion—a 5.4% increase from December 31, 2018—representing 11 months of work.

●

Net debt to adjusted EBITDA (on a trailing twelve-month basis) is 1.6x—within our internal guideline of 1.0x to 2.0x (post-IFRS 16 adoption), reflecting a continued reduction over the course of the year.

●

Operating cash flows from continuing operations increased 115.8% from $64.4 million to $139.0 million, mainly due to increased cash receipts from clients and IFRS 16; partly offset with higher payments made to suppliers and employees because of acquisition growth (a 68.0% increase to $108.2 million before IFRS 16).

●	Days sales outstanding was 104 days (91 days including deferred revenue), unchanged from June 30, 2019.

●

On July 19, 2019, we amended our credit facilities amending certain terms and conditions, including extending the maturity date of our $800 million revolving credit facility by one year (expires on June 27, 2024) and reducing certain interest rate spreads.

●	On November 6, 2019, our Board of Directors declared a dividend of $0.145 per share, payable on January 15, 2020, to shareholders on record on December 30, 2019.

Year to Date Q3 19:

Solid revenue growth and gross margins were in line with our expectations but were diminished by higher than anticipated administrative and marketing expenses in the first half of the year. Nonetheless, with improved results in Q3 19, year to date we are now in the targeted range for all our performance measures (see M-6).

●

Net revenue increased 11.5% or $290.7 million mainly due to acquisition growth of 5.9% and organic growth of 4.1%. Organic growth was achieved in all businesses except for a 2.1% retraction in Energy & Resources. Organic growth was particularly strong in Environmental Services and Infrastructure and in our US and Global regions, while Canada’s net revenue retraction has diminished to 0.3%.

●	Gross margin increased 11.4% and, as a percentage of net revenue, remained stable at 54.2%.

●

Administrative and marketing costs were 38.6% of net revenue which is within our targeted range including a 0.1% impact from severances associated with our organizational reshaping efforts (see Q3 highlights above). Without the impact of IFRS 16, administrative and marketing expenses as a percentage of net revenue increased from 41.9% to 42.4%, mainly due to lower utilization and increased opportunistic investments in marketing campaigns in the first half of the year, and higher occupancy costs.

●

Adjusted EBITDA from continuing operations increased 40.0% from $308.3 million to $431.6 million, representing 15.4% of net revenue, mainly due to IFRS 16 (a 5.7% increase to $325.8 million and representing 11.6% of net revenue, before IFRS 16).

●	Adjusted diluted EPS increased 9.9%—from $1.41 to $1.55 mainly because of increased net revenue as described above.

Management’s Discussion and Analysis September 30, 2019	M-4	Stantec Inc.

●

Operating cash flows from continuing operations increased 137.2% from $89.7 million to $212.8 million, mainly due to increased cash receipts from clients and IFRS 16; partly offset with higher payments made to suppliers and employees because of acquisition growth (a 44.3% increase to $129.4 million before IFRS 16).

Reconciliation of Non-IFRS Financial Measures

	Quarter Ended Sep 30		Three Quarters Ended Sep 30
(In millions of Canadian dollars, except per share amounts)	2019	2018	2019	2018

Net income from continuing operations	57.8	55.9	152.0	150.1
Add back:
Income taxes	21.5	18.2	53.2	52.4
Net interest expense	17.2	7.4	52.1	19.4
Depreciation and amortization	61.4	27.3	178.7	87.0
EBITDA from continuing operations	157.9	108.8	436.0	308.9

Add back (deduct) pre-tax:
Unrealized gain on investments held for self-insured liabilities	(1.3)	(0.5)	(6.9)	(0.6)
Severances related to organizational reshaping	2.5	-	2.5	-
Adjusted EBITDA from continuing operations	159.1	108.3	431.6	308.3

	Quarter Ended Sep 30		Three Quarters Ended Sep 30
(In millions of Canadian dollars, except per share amounts)	2019	2018	2019	2018

Net income from continuing operations	57.8	55.9	152.0	150.1
Add back (deduct) after tax:
Amortization of intangible assets related to acquisitions (note 1)	7.6	5.7	22.7	21.5
Unrealized gain on investments held for self-insured liabilities (note 2)	(0.9)	(0.4)	(4.9)	(0.5)
Transition tax (recovery) expense (note 3)	-	(10.0)	1.1	(10.0)
Severances related to organizational reshaping (note 4)	1.8		1.8
Adjusted net income from continuing operations	66.3	51.2	172.7	161.1

Weighted average number of shares outstanding - basic	111,539,779	113,868,318	111,672,688	113,935,950
Weighted average number of shares outstanding - diluted	111,547,779	113,868,318	111,672,688	114,101,964

Adjusted earnings per share from continuing operations
Adjusted earnings per share - basic	0.59	0.45	1.55	1.41
Adjusted earnings per share - diluted	0.59	0.45	1.55	1.41

See the Definitions section of the 2018 Annual Report and this MD&A for our discussion of non-IFRS measures used. Construction Services operations are presented as discontinued operations. This table has been updated to include only continuing operation results.

note 1: The add back of intangible amortization relates only to the amortization from intangible assets acquired through acquisitions and excludes the amortization of software purchased by Stantec. For the quarter ended September 30, 2019, this amount is net of tax of $3.0 (2018 - $2.6). For the three quarters ended September 30, 2019, this amount is net of tax of $8.8 (2018 - $9.2).

note 2: For the quarter ended September 30, 2019, this amount is net of tax of $0.4 (2018 - $0.1). For the three quarters ended September 30, 2019, this amount is net of tax of $2.0 (2018 - $0.1).

note 3: Refer to Income Taxes section for further details.

note 4: For the quarter ended September 30, 2019, this amount is net of tax of $0.7 (2018 - nil). For the three quarters ended September 30, 2019, this amount is net of tax of $0.7 (2018 - nil).

Management’s Discussion and Analysis September 30, 2019	M-5	Stantec Inc.

Financial Targets

Annual Targets for 2019

We expect IFRS 16 will reduce 2019 net income by approximately $3.0 million and EPS by $0.03. Our adoption of IFRS 16 resulted in non-cash impacts to administrative and marketing expenses, depreciation of leased assets, and net interest expense. As a result, in Q1 19, we updated our targets, previously provided in our 2018 Annual Report. We revised our EBITDA and net income targets to adjusted EBITDA and adjusted net income since we believe these measures better reflect our underlying operations.

Measure	2019 Target before IFRS 16 adoption*	Revised for adoption of IFRS 16	Q3 19 YTD Results Compared to Revised 2019 Annual Target
(In millions of Canadian dollars, unless otherwise stated)

Gross margin as % of net revenue	53% to 55%	No change	54.2%
Administrative and marketing expenses as % of net revenue	41% to 43%	37% to 39%	38.6%
EBITDA as % of net revenue (note)	11% to 13%	withdrawn
Adjusted EBITDA as % of net revenue (note)		15% to 17%	15.4%
Net income as % of net revenue	At or above 5.0%	withdrawn
Adjusted net income as % of net revenue (note)		At or above 6.0%	6.1%

Guidance

Gross to net revenue	1.25x to 1.30x	No change
Capital expenditures	$60 to $65	No change
Software additions	$5 to $10	No change
Depreciation on property and equipment	$55 to $60	No change
Depreciation on lease assets		$105 to $110
Amortization of intangible assets	$65 to $70	No change
Amortization of intangible assets related to acquisitions		$40 to $45
Effective tax rate (without discrete transactions)	27%	28%
Earnings pattern		45% in Q1 and Q4
55% in Q2 and Q3
Days sales outstanding (DSO) (note)		98 days

 note: EBITDA, adjusted EBITDA, and adjusted net income are non-IFRS measures and DSO is a metric (discussed in the Definitions section of this MD&A).

 * 2019 Target was previously published in our 2018 Annual Report

We are in our targeted ranges for all our measures based on year-to-date results for Q3 19.

We are maintaining our previously established target ranges for full year 2019; however, we expect to be in the upper end of the range for administrative and marketing expenses and in the lower end of the range for adjusted EBITDA and adjusted net income. In Q2 19, we amended our previously expected quarterly earnings pattern of 40% in Q1 and Q4 and 60% in Q2 and Q3 to reflect the impact of Q2 19 results being lower than anticipated. Consequently, we now expect Q1 and Q4 to represent approximately 45% of annual earnings and Q2 and Q3 to reflect approximately 55% of annual earnings.

Management’s Discussion and Analysis September 30, 2019	M-6	Stantec Inc.

Strategic Acquisitions

Following is a list of acquisitions completed in 2018 and year to date in 2019 that contributed to revenue growth in our reportable segments and business operating units:

				BUSINESS OPERATING UNITS
REPORTABLE SEGMENTS	Date Acquired	Primary Location	# of Employees	Buildings	Energy & Resources	Environmental Services	Infrastructure	Water

Canada
Norwest Corporation (NWC)	May 2018	Calgary, Alberta	110		●
Cegertec Experts Conseils Inc. (CEG)	May 2018	Chicoutimi, Quebec	250	●	●		●
True Grit Engineering Limited (TGE)	October 2018	Thunder Bay, Ontario	55			●

United States
Occam Engineers Inc. (OEI)	March 2018	Albuquerque, New Mexico	55					●
Norwest Corporation (NWC)	May 2018	Calgary, Alberta	30		●

Global
ESI Limited (ESI)	March 2018	Shrewsbury, England	50			●
Traffic Design Group Limited (TDG)	April 2018	Wellington, New Zealand	80				●
Peter Brett Associates LLP (PBA)	September 2018	Reading, England	700	●		●	●
Wood & Grieve Engineers (WGE)	March 2019	Perth, Australia	600	●

Financial Performance

The following sections outline specific factors that affected the results of our operations in the third quarter of 2019 and Q3 19 year to date.

Gross and Net Revenue

While providing professional services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. Revenue associated with these direct costs is included in gross revenue. Because these direct costs and associated revenue can vary significantly from contract to contract, changes in gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue (which is gross revenue less subconsultant and other direct expenses) and analyze results in relation to net revenue rather than gross revenue.

We generate approximately 70% of gross revenue in foreign currencies, primarily in US dollars and British Pound Sterling (GBP). Fluctuations in these currencies had a net $1.7 million positive impact on our net revenue results in Q3 19 compared to Q3 18 and a $37.8 million positive impact year to date in 2019 compared to the same period in 2018, as further described below:

●

The Canadian dollar averaged US$0.77 in Q3 18 and US$0.76 in Q3 19—a 1.3% decrease. The Canadian dollar averaged US$0.78 year to date in 2018 and US$0.75 year to date in 2019—a 3.8% decrease. The weakening Canadian dollar versus the US dollar had a positive effect on gross and net revenue.

●

The Canadian dollar averaged GBP0.59 in Q3 18 and GBP0.61 in Q3 19—a 3.4% increase. The Canadian dollar averaged GBP0.57 year to date in 2018 and GBP0.59 year to date in 2019—a 3.5% increase. The strengthening Canadian dollar versus the British Pound had a negative effect on gross and net revenue.

Fluctuations in other foreign currencies did not have a material impact on our gross and net revenue.

Revenue earned by acquired companies in the first 12 months following an acquisition is reported as revenue from acquisitions and thereafter as organic revenue.

Management’s Discussion and Analysis September 30, 2019	M-7	Stantec Inc.

Revenue by Reportable Segment

	Gross Revenue		Net Revenue
	Quarter Ended Sep 30		Quarter Ended Sept 30		Q3 19 Organic
(In millions of Canadian dollars,					Net Revenue
except percentages)	2019	2018	2019	2018	Growth %

Canada	325.6	326.3	285.3	277.2	2.2%
United States	704.2	586.9	502.0	447.7	11.1%
Global	211.7	173.4	165.3	122.6	6.0%

Total	1,241.5	1,086.6	952.6	847.5	7.4%

	Gross Revenue		Net Revenue
	Three Quarters Ended Sept 30		Three Quarters Ended Sep 30		Q3 YTD 19
(In millions of Canadian dollars,					Organic Net Revenue
except percentages)	2019	2018	2019	2018	Growth %

Canada	947.0	956.6	836.3	818.9	(0.3%	)
United States	2,028.4	1,762.6	1,481.5	1,348.9	6.1%
Global	641.7	480.7	492.5	351.8	6.8%

Total	3,617.1	3,199.9	2,810.3	2,519.6	4.1%

Revenue by Business Operating Unit

	Gross Revenue		Net Revenue
	Quarter Ended Sep 30		Quarter Ended Sept 30		Q3 19 Organic
(In millions of Canadian dollars,					Net Revenue
except percentages)	2019	2018	2019	2018	Growth %

Buildings	266.2	231.1	209.0	175.2	4.5%
Energy & Resources	146.7	153.1	131.7	135.3	(2.7%	)
Environmental Services	210.8	174.1	150.9	124.6	17.2%
Infrastructure	376.5	302.6	278.2	241.5	10.3%
Water	241.3	225.7	182.8	170.9	7.4%

Total	1,241.5	1,086.6	952.6	847.5	7.4%

	Gross Revenue		Net Revenue
	Three Quarters Ended Sept 30		Three Quarters Ended Sep 30		Q3 YTD 19
(In millions of Canadian dollars,					Organic Net
except percentages)	2019	2018	2019	2018	Revenue Growth %

Buildings	796.6	706.5	630.0	546.3	1.8%
Energy & Resources	456.8	437.6	394.9	381.7	(2.1%	)
Environmental Services	574.7	497.5	425.4	354.9	13.1%
Infrastructure	1,052.8	874.0	800.3	697.8	6.0%
Water	736.2	684.3	559.7	538.9	2.6%

Total	3,617.1	3,199.9	2,810.3	2,519.6	4.1%

 Comparative figures have been reclassified due to a realignment of several business lines and to conform to the presentation adopted for the current period.

Net revenue growth was strong, increasing by 12.4% and 11.5% for the quarter and year to date, respectively. Increased net revenue for the quarter was driven by organic growth of 7.4%, acquisition growth of 4.8%, and

Management’s Discussion and Analysis September 30, 2019	M-8	Stantec Inc.

positive foreign exchange fluctuations of 0.2%. Increased net revenue year to date was driven by organic growth of 4.1%, acquisition growth of 5.9%, and positive foreign exchange fluctuations of 1.5%.

Year to date, the gross to net revenue ratio was 1.29, falling within our annual guidance of 1.25 to 1.30.

Canada

Consistent with muted growth in the Canadian economy, our net revenue increased 2.9% for the quarter and 2.1% year to date, reflecting acquisition and organic growth in the quarter.

Organic net revenue increased 2.2% for the quarter, an improvement over the first two quarters of this year. The increase was driven by continued growth from Environmental Services and our Mining, and Transportation sectors, and by new Building projects. We continued to see opportunities emerging from liquefied natural gas support projects and the midstream oil and gas sector. Several large light rail transit projects in Montreal, Calgary and Edmonton, as well as other roadway and bridge projects, contributed to growth in Transportation. Our Buildings business also saw growth this quarter due to a more diverse mix of project work with less reliance on healthcare projects and an increase in airport and commercial facilities projects.

Our year-to-date results were affected by Canada’s slowing economic growth, particularly in the industrial buildings, major water/wastewater treatment plants, and housing markets. As well, retraction in Energy & Resources resulted from the completion or near completion of several large Power, Water, and Oil & Gas projects.

Acquisitions completed in 2018 contributed to net revenue growth of 0.7% for the quarter and 2.4% year to date, primarily in Energy & Resources.

United States

With project opportunities remaining strong, our United States operations continue to generate solid growth. Net revenue increased 12.1% and 9.8% for the quarter and year to date, reflecting organic revenue growth and positive impacts from the strengthening of the US dollar compared to the Canadian dollar.

We achieved organic net revenue growth of 11.1% and 6.1% for the quarter and year to date, respectively. Our Transportation business continued to grow significantly with progress made on the Long Island Rail Road project and commencement of the Chicago Transit Authority’s Red and Purple Line Modernization project. Environmental Services continued to see growth in renewables and hydropower and dam projects. Robust activity in our commercial, education, and civic sectors, particularly in the northeast, Florida, and Colorado, drove solid growth in Buildings. We also saw growth in Water attributable to our continued expansion into the California, Texas, and northwest US markets and increased opportunities in conveyance and wastewater projects. Our year-to-date-results for Energy & Resources retracted due to the wind down of large Mining and WaterPower & Dams projects that began in 2017; however, we are experiencing a ramp up of new projects.

Global

Our ongoing efforts to expand into the global markets continue to contribute to our growth, with Global net revenue increasing 34.8% and 40.0% for the quarter and year to date, respectively.

We achieved organic net revenue growth of 6.0% and 6.8% in the quarter and year to date, and across our businesses; however, our WaterPower & Dams sector retracted due to the wind down of large projects during the quarter. New project work spurred strong growth in our Mining export business and in our Middle East Buildings and Water businesses. Water also saw steady work volume in the United Kingdom as we advance major projects associated with the latest Asset Management Program regulatory cycle. Environmental Services continues to perform well on the strength of its offerings in the Netherlands.

Acquisitions completed in 2018 and year to date in 2019 contributed to net revenue growth of 31.3% for the quarter and 35.0% year to date, primarily in Buildings and Infrastructure.

Management’s Discussion and Analysis September 30, 2019	M-9	Stantec Inc.

Backlog

(In millions of Canadian dollars)	Sep 30, 2019	Dec 31, 2018

Canada	1,029.4	1,052.0
United States	2,734.4	2,538.9
Global	639.7	588.3
Total	4,403.5	4,179.2

Our contract backlog—$4.4 billion at September 30, 2019—represents approximately 11 months of work.

We define “backlog” as the total value of secured work that has not yet been completed where we have an executed contract or a letter of intent that management is reasonably assured will be finalized in a formal contract.

Major Project Awards

Major projects secured in Q3 19 in Canada include providing preliminary design and environmental assessment for the widening of a section of Highway 401 in Ontario. We were also selected, along with our indigenous partner, to provide environmental assessments and engineering services for the Government of Northwest Territories to extend the Mackenzie Valley Highway.

In the United States, we were selected by the Denver International Airport to be the new lead designer for the Great Hall Renovations, and by the Florida Department of Transportation to design the reconstruction and capacity improvements for Florida’s Turnpike/State Road 91 in Lake County. As well, we will provide architectural planning and interior design services for a new ambulatory surgery center, adult clinics, and proton therapy center at the University of California San Francisco Medical Center at Mission Bay.

Our Global teams were selected for a variety of significant projects, including designing water supply schemes to transport water to five northern emirates within the United Arab Emirates. We were also selected to provide planning, design, and construction management of the water and wastewater infrastructure for the City of Gold Coast, Australia.

Gross Margin

In general, gross margin fluctuations depend on the particular mix of projects in progress during any quarter and on project execution. The fluctuations reflect our business model, which is based on providing services across diverse geographic locations, business operating units, and all phases of the infrastructure and facilities project life cycle. For a definition of gross margin, refer to the Definitions section of our 2018 Annual Report (incorporated here by reference).

		Quarter Ended Sep 30			Three Quarters Ended Sep 30

	2019		2018		2019		2018
(In millions of Canadian dollars,		% of Net		% of Net		% of Net		% of Net
except percentages)	$	Revenue	$	Revenue	$	Revenue	$	Revenue

Canada	148.8	52.2%	140.9	50.8%	431.1	51.5%	423.0	51.7%
United States	273.9	54.6%	246.6	55.1%	813.5	54.9%	747.8	55.4%
Global	93.4	56.5%	67.8	55.3%	277.5	56.3%	195.0	55.4%
Total	516.1	54.2%	455.3	53.7%	1,522.1	54.2%	1,365.8	54.2%

Gross margin increased $60.8 million in the quarter and $156.3 million year to date. As a percentage of net revenue, gross margin increased 0.5% in the quarter and remained consistent year to date.

Management’s Discussion and Analysis September 30, 2019	M-10	Stantec Inc.

In Canada, gross margin increased $7.9 million or 1.4% as a percentage of net revenue in the quarter. Year to date, gross margin increased $8.1 million and decreased 0.2% as a percentage of net revenue. The quarterly increase was the result of more efficient project execution, partly offset with lower-margin oil and gas sector projects.

In the United States, gross margin increased by $27.3 million in the quarter and $65.7 million year to date. Gross margin as a percentage of net revenue during the quarter and year to date decreased 0.5%. The decrease is partly due to the effect of a Water project recovery in Q1 18 that contributed to a higher gross margin for that period and our project mix.

In Global, gross margin increased $25.6 million or 1.2% as a percentage of net revenue during the quarter and year to date increased $82.5 million or 0.9% as a percentage of net revenue. The year-to-date increase was primarily due to a success fee recognized on a hydro project in Australia, an incentive fee earned on a major project in Qatar, and our project mix.

Administrative and Marketing Expenses

Administrative and marketing expenses were $355.6 million in Q3 19 and 37.3% as a percentage of net revenue, or $390.6 million and 41.0% without the adoption of IFRS 16, compared to $346.2 million and 40.8% in Q3 18. Excluding the impact of severances associated with our organizational reshaping efforts, Q3 19 administrative and marketing expenses (without the adoption of IFRS 16) as a percentage of net revenue would be 40.7%, which is consistent with Q3 18 results.

Year-to-date administrative and marketing expenses were $1,085.1 million and 38.6% of net revenue, or $1,190.9 million and 42.4% without the adoption of IFRS 16, compared to $1,055.5 million and 41.9% year to date in 2018. As a percentage of net revenue, we improved from Q2 19 and we are now within our annual targeted range albeit at the higher end.

An increase in year-to-date administrative and marketing expenses as a percentage of net revenue (without the adoption of IFRS 16) compared to the same period last year was mainly due to lower utilization and increased opportunistic investments in marketing campaigns in the first half of the year, which resulted in a higher than anticipated allocation of labor costs to administrative and marketing expenses. However, our reshaping initiative has brought our salary costs generally in line with expectations for the quarter, partly offset by related severance costs of $2.5 million. Our organizational reshaping efforts remain on track to deliver annualized cost savings of approximately $40 million to $45 million, or $0.26 to $0.29 per share. Although we still have more work to do, the majority of our efforts are complete and this initiative has not affected our ability to execute projects, build backlog, or achieve organic growth. While we are undertaking our reshaping effort, we continue to add staff in our regions and businesses that are experiencing strong organic growth and high utilization.

Other factors impacting administrative and marketing expenses include increases in occupancy costs associated with our head office lease and subscription costs from the renewal of certain cloud-based software solutions, previously licensed-based and therefore capitalized and amortized as intangible assets. These increases were partially offset by reductions in various other items and cost reduction initiatives.

Amortization of Intangible Assets

The timing of completed acquisitions, size of acquisitions, and type of intangible assets acquired impact the amount of amortization of intangible assets in a period. Client relationships are amortized over estimated useful lives ranging from 10 to 15 years, and contract backlog and finite-lived trademarks are generally amortized over an estimated useful life of 1 to 3 years. Consequently, the impact of the amortization of contract backlog can be significant in the 4 to 12 quarters following an acquisition.

Management’s Discussion and Analysis September 30, 2019	M-11	Stantec Inc.

The following table summarizes the amortization of identifiable intangible assets for Q3 19 and Q3 18 and year to date for 2019 and 2018:

	Quarter Ended Sep 30		Three Quarters Ended Sep 30
(In millions of Canadian dollars)	2019	2018	2019	2018

Client relationships	7.8	6.8	23.3	19.9
Backlog	2.6	1.3	7.6	8.6
Other	0.2	0.2	0.6	2.2
Total amortization of acquired intangible assets	10.6	8.3	31.5	30.7
Software	6.4	6.4	18.5	19.2
Total amortization of intangible assets	17.0	14.7	50.0	49.9

The increase in intangible asset amortization of $2.3 million in Q3 19 compared to Q3 18 was mainly due to increases in client relationships and backlog amortization. The acquisition of WGE added $29.5 million to client relationships and $10.4 million to backlog. Lease advantages and disadvantages (in the Other category) from acquisitions completed in prior years were reclassified to lease assets as a result of our adoption of IFRS 16.

The year-to-date amortization included higher client relationships offset with IFRS 16 reclassification of net lease advantages. The reduction in backlog amortization related to acquisitions made in previous years—such as MWH Global—was fully amortized in Q2 18. Software amortization also declined because subscription costs are now charged to administrative and marketing expenses. Vendors are moving to cloud-based software solutions, and IFRS does not permit the capitalization of these as intangible assets.

Net Interest Expense

Net interest expense increased $9.8 million in Q3 19 and $32.7 million year to date compared to the same periods in 2018. The adoption of IFRS 16 increased net interest expense by $8.2 million in Q3 19 and $24.5 million year to date.

Without the adoption of IFRS 16, net interest expense increased $1.6 million in Q3 19 and $8.2 million year to date compared to the same periods in 2018, and was driven by increased drawings on our revolving credit facility to fund the WGE acquisition and share repurchases under our Normal Course Issuer Bid (NCIB) and by higher interest rates on our credit facilities.

Other Income

Our year-to-date results included an unrealized gain of $7.0 million, compared to an unrealized gain of $0.6 million in 2018, on our equity securities in our investments held for self-insured liabilities and represents fair value fluctuations in the equity markets.

Management’s Discussion and Analysis September 30, 2019	M-12	Stantec Inc.

Income Taxes

Our effective income tax rate was 27.1% in Q3 19 and 25.9% year to date, compared to a normalized 26.8% in 2018. Our year-to-date income tax expenses included a $5.2 million tax recovery due to the recording of previously unrecognized tax loss carryforwards in our Australian operations and other discrete items, and partly offset by an additional $1.1 million US transition tax adjustment based on recent regulations and guidance released by the US Internal Revenue Service.

Without these impacts, our normalized effective tax rate would have been 27.5% for Q3 19 and 27.9% year to date. Our estimated effective tax rate included in our 2018 Annual Report was revised in Q1 19 from 27% to approximately 28% because the difference was caused by a higher proportion of income being earned in higher taxed jurisdictions and certain non-deductible expenses.

Discussion of Discontinued Operations

On November 2, 2018, we completed the sale of our Construction Services operations. The results of our Construction Services operations are reported as discontinued operations in our 2018 consolidated financial statements for all periods presented as prescribed by IFRS 5. During the first quarter, management and the purchaser completed their review of the closing financial statements, resulting in an immaterial settlement adjustment.

The activities in the quarter related to the ongoing waste-to-energy project and resulted in a nil impact on net income during the quarter. Any impact from the project is expected to be nil as our best estimate of the expected loss on the project has been included as a provision in 2018.

Summary of Quarterly Results

The following table presents selected data derived from our consolidated financial statements for each of the eight most recently completed quarters. This information should be read in conjunction with the applicable interim unaudited and annual audited consolidated financial statements and related notes.

Management’s Discussion and Analysis September 30, 2019	M-13	Stantec Inc.

Quarterly Unaudited Financial Information

Results for periods prior to Q1 19 have not been restated for the adoption of IFRS 16.

	2019			2018				2017
(In millions of Canadian dollars, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Gross revenue	1,241.5	1,224.1	1,151.5	1,083.9	1,086.6	1,092.0	1,021.3	977.4
Net revenue	952.6	953.6	904.1	835.6	847.5	863.3	808.8	749.9
Net income from continuing operations	57.8	49.3	44.9	21.2	55.9	57.6	36.6	15.6
Net income (loss) from discontinued operations, net of tax	-	-	-	(32.2)	(73.9)	(18.0)	0.2	(4.4)
Net income (loss)	57.8	49.3	44.9	(11.0)	(18.0)	39.6	36.8	11.2

Basic and diluted earnings (loss) per share
Continuing operations	0.52	0.44	0.40	0.19	0.49	0.51	0.32	0.14
Discontinued operations	-	-	-	(0.29)	(0.65)	(0.16)	-	(0.04)
Total basic and diluted earnings (loss) per share	0.52	0.44	0.40	(0.10)	(0.16)	0.35	0.32	0.10

Continuing operations
Adjusted net income (note)	66.3	56.1	50.3	45.5	51.2	62.0	47.9	39.7
Adjusted basic and diluted EPS (note)	0.59	0.50	0.45	0.40	0.45	0.54	0.42	0.35

Adjusted net income and adjusted EPS are non-IFRS measures and are further discussed in the Definitions section of the 2018 Annual Report and this MD&A. Quarterly EPS and adjusted EPS are not additive and may not equal the annual EPS reported. This is a result of the effect of shares issued on the weighted average number of shares. Quarterly and annual diluted EPS and adjusted EPS are also affected by the change in the market price of our shares since we do not include in dilution options when the exercise price of the option is not in the money.

The table below compares quarters, summarizing the impact of acquisitions, organic growth, and foreign exchange on net revenue:

	Q3 19 vs.	Q2 19 vs.	Q1 19 vs.	Q4 18 vs.
(In millions of Canadian dollars)	Q3 18	Q2 18	Q1 18	Q4 17

Increase in net revenue due to
Organic growth	63.1	20.0	20.6	26.0
Acquisition growth	40.3	55.5	53.4	44.8
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	1.7	14.8	21.3	14.9

Total net increase in net revenue	105.1	90.3	95.3	85.7

Construction Services operations are presented as discontinued operations. This table has been updated to include only continuing operation results.

We experience variability in our results of operations from quarter to quarter due to the nature of the industries and geographic locations we operate in. In the first and fourth quarters, we see slowdowns related to winter weather conditions and holiday schedules. (See additional information on the operating results in our MD&A for each respective quarter.)

Management’s Discussion and Analysis September 30, 2019	M-14	Stantec Inc.

Statements of Financial Position

The following table highlights the major changes to assets, liabilities, and equity since December 31, 2018:

Balance Sheet Summary

(In millions of Canadian dollars)	Sep 30, 2019	Jan 1, 2019	IFRS 16	Dec 31, 2018

Total current assets	1,648.9	1,573.7	(61.8)	1,635.5
Property and equipment	295.8	289.4	-	289.4
Lease assets	539.4	561.8	561.8	-
Goodwill	1,663.0	1,621.2	-	1,621.2
Intangible assets	235.9	242.0	(5.7)	247.7
Net employee defined benefit asset	14.2	10.0	-	10.0
Other assets	194.0	178.2	2.7	175.5
All other assets	33.9	30.6	-	30.6

Total assets	4,625.1	4,506.9	497.0	4,009.9

Current portion of long-term debt	48.2	48.5	-	48.5
Current portion of provisions	28.3	41.7	(0.7)	42.4
Current portion of lease liabilities	96.3	44.8	44.8	-
All other current liabilities	760.3	784.2	(18.5)	802.7

Total current liabilities	933.1	919.2	25.6	893.6
Lease liabilities	570.9	600.2	600.2	-
Income taxes payable	15.0	15.9	-	15.9
Long-term debt	963.0	885.2	-	885.2
Provisions	96.8	86.6	8.4	78.2
Net employee defined benefit liability	54.9	68.6	-	68.6
Deferred tax liability	81.0	45.6	(8.7)	54.3
Other liabilities	21.0	10.9	(94.5)	105.4
Equity	1,887.8	1,872.9	(34.0)	1,906.9
Non-controlling interests	1.6	1.8	-	1.8

Total liabilities and equity	4,625.1	4,506.9	497.0	4,009.9

Refer to the Liquidity and Capital Resources section of this MD&A for an explanation of the changes in current assets and current liabilities.

The adoption of IFRS 16 resulted in an overall increase to assets and liabilities because the new standard requires the lessee to recognize an asset for the right to use the underlying asset during the lease term (lease assets) and recognize a liability to make lease payments (lease liabilities). We also reclassified certain balance sheet accounts to conform to the accounting requirements of IFRS 16. Refer to the Definitions section in this MD&A for IFRS 16 impacts. As well, the carrying amounts of assets and liabilities for our US subsidiaries on our consolidated statements of financial position decreased due to the strengthening Canadian dollar—from US$0.73 at December 31, 2018, to US$0.76 at September 30, 2019. Other factors that impacted our long-term assets and liabilities are indicated below.

For non-current assets, the adoption of IFRS 16 resulted in a recognition of lease assets, a reclass of lease advantages from intangible assets to lease assets, and a recognition of sublease receivables included in other assets. Excluding the adoption of IFRS 16, property and equipment increased mainly because of additions made to leasehold improvements and engineering equipment and the acquisition of WGE included additions of $5.8 million; these increases were partly offset by depreciation expense. Goodwill increased due to our acquisition of WGE. Intangible assets decreased due to amortization expense partly offset by additions from the

Management’s Discussion and Analysis September 30, 2019	M-15	Stantec Inc.

WGE acquisition. The long-term portion of other assets increased as a result of a $11.5 million increase in investments held for self-insured liabilities and a $4.9 million increase in holdbacks on long-term contracts.

For liabilities, the adoption of IFRS 16 resulted in a recognition of lease liabilities, a reclass of lease inducement benefits from other liabilities to lease assets, a recognition of lease restoration liabilities included in provisions, and a net decrease in deferred tax liabilities. Excluding the adoption of IFRS 16, total current and long-term debt increased $77.5 million due primarily to an increase in our revolving credit facility of $68.4 million and a net increase of $13.4 million in notes payable. Increases in the revolving credit facility were made to finance the WGE acquisition, working capital needs, and repurchases of shares. Increases in notes payable were associated with the WGE acquisition.

Deferred tax liabilities, excluding IFRS 16 adjustments, increased as a result of deferred taxes payable, recorded for the three quarters ended Q3 19, and of other items. Net employee defined benefit liability decreased $13.7 million and net employee defined benefit asset increased $4.2 million for a combined net decrease of $17.9 million. The decrease was due primarily to contributions of $19.4 million made during the three quarters and was partly offset by the addition of WGE’s end-of-employment benefit liability of $1.9 million. Our adoption of the IFRS Interpretations Committee’s decision on the presentation requirements of uncertain tax provisions recognized under IFRIC 23 resulted in a reclass of $27.3 million from other liabilities to current income taxes payable in Q3 19 and $35.0 million at December 31, 2018.

Shareholders’ equity decreased $19.1 million. Opening shareholders’ equity was adjusted downward by $34.0 million related to the adoption of IFRS 16. The decrease in shareholder’s equity was mainly due to a year-to-date comprehensive loss of $71.6 million that related primarily to the exchange difference on translation of our foreign subsidiaries, $48.6 million in dividends declared, and $24.1 million in shares repurchased under our NCIB. These decreases were partly offset by net income of $152.0 million earned in the first three quarters, $4.4 million in share options exercised for cash, and $2.8 million in share-based compensation expense.

Liquidity and Capital Resources

We are able to meet our liquidity needs through various sources, including cash generated from operations, long-and short-term borrowings from our $800 million revolving credit facility (with access to an additional $600 million subject to approval), our $310 million senior term loan, and the issuance of common shares. We use funds primarily to pay operational expenses; complete acquisitions; sustain capital spending on property, equipment, and software; repay long-term debt; repurchase shares; and pay dividend distributions to shareholders.

We believe that internally generated cash flows, supplemented by borrowings, if necessary, will be sufficient to cover our normal operating and capital expenditures. We also believe that the design of our business model (explained in the MD&A of our 2018 Annual Report) reduces the impact of changing market conditions on operating cash flows. However, under certain favorable market conditions, we do consider issuing common shares to facilitate acquisition growth or to reduce borrowings under our credit facilities.

We continue to limit our exposure to credit risk by placing our cash and cash equivalents in short-term deposits in—and, when appropriate, by entering into derivative agreements with—high-quality credit institutions. Investments held for self-insured liabilities include bonds, equities, and term deposits. We mitigate risk associated with these bonds, equities, and term deposits through the overall quality and mix of our investment portfolio.

Management’s Discussion and Analysis September 30, 2019	M-16	Stantec Inc.

Working Capital

The following table summarizes working capital information at September 30, 2019, compared to December 31, 2018:

(In millions of Canadian dollars, except ratios)	Sep 30, 2019	Jan 1, 2019	IFRS 16	Dec 31, 2018

Current assets	1,648.9	1,573.7	(61.8)	1,635.5

Current liabilities	(933.1)	(919.2)	(25.6)	(893.6)

Working capital (note)	715.8	654.5	(87.4)	741.9

Current ratio (note)	1.77	1.71	n/a	1.83

note: Working capital is calculated by subtracting current liabilities from current assets. Current ratio is calculated by dividing current assets by current liabilities. Both non-IFRS measures are further described in the Definitions section of this MD&A.

The adoption of IFRS 16 resulted in reclasses of certain balance sheet accounts (discussed in the Definitions section of this MD&A). As well, the carrying amounts of assets and liabilities for our US subsidiaries on our consolidated statements of financial position decreased due to the strengthening Canadian dollar.

IFRS 16 resulted in a reclass of $50.0 million of lease inducements receivable from other receivables, $12.9 million of prepaid rent from prepaid expenses to lease assets, and a $1.1 million adjustment to other current assets. Excluding the adoption of IFRS 16, current assets increased primarily because of a collective net increase of $95.6 million from trade and other receivables, unbilled receivables, and contract assets, partly due to the acquisition of WGE and an increase in our DSO. Income taxes recoverable increased by $10.9 million as a result of tax installments paid. These increases were partly offset by decreases in cash and cash equivalents of $26.7 million (explained in the Cash Flows section of this MD&A) and other current assets of $3.3 million.

Our DSO, a metric that we use to evaluate our business that is defined in the Definitions section of this MD&A, was 104 days at September 30, 2019 (91 days including deferred revenue), unchanged from June 30, 2019, and one day higher than 103 days at December 31, 2018. DSO has historically been under 100 days, averaging 94 and 95 days in 2016 and 2017, respectively. We saw a marked increase in 2018 to an average of 104 days, mainly due to our expansion beyond North America, where factors such as milestone-based contracts and clients with long payment approval processes have impacted our consolidated DSO. In North America, where DSO is 98 days (82 days including deferred revenue), we are undertaking an increasing number of larger, more complex projects where we are not the prime consultant, or are part of a consortium where we are subject to “pay when paid” terms, which create additional payment delays. We are striving to reduce DSO across all geographies through increased scrutiny of our invoicing processes and targeting collection of receivables that have been outstanding for more than 60 days.

The aging of trade receivables improved in the over-90-day aging category by 1.4%, or $4.4 million due to the mix of clients.

IFRS 16 resulted in the recognition of $44.8 million of lease liabilities (current portion); partly offset by a decrease in other liabilities of $18.2 million because lease inducement benefits and lease disadvantages were reclassed to lease assets. The current portion of lease liabilities increased $51.5 million year to date. Our adoption of the IFRS Interpretations Committee’s decision on the presentation requirements of uncertain tax provisions recognized under IFRIC 23 also resulted in a reclassification of our uncertain tax liabilities of $27.3 million from other liabilities to current income taxes payable in Q3 19 and $35.0 million at December 31, 2018. Excluding the impacts of IFRS 16 and IFRIC 23, current liabilities decreased primarily because of a decrease in trade and other payables of $19.1 million, mainly attributable to the timing of payments to employees and annual employee bonuses. In addition, the current portion of our provisions decreased by $13.4 million because of payments or settlements made during the first three quarters of 2019.

Management’s Discussion and Analysis September 30, 2019	M-17	Stantec Inc.

Cash Flows

Our cash flows from and used in operating, investing, and financing activities are reflected in the consolidated statements of cash flows and are summarized below:

	Quarter Ended Sep 30
	Continuing			Discontinued
	Operations			Operations			Total
(In millions of Canadian dollars)	2019	2018	Change	2019	2018	Change	2019	2018	Change

Cash flows from (used in) operating activities	139.0	64.4	74.6	(1.4)	(6.2)	4.8	137.6	58.2	79.4

Cash flows used in investing activities	(29.9)	(87.6)	57.7	-	(0.6)	0.6	(29.9)	(88.2)	58.3

Cash flows (used in) from financing activities	(54.7)	7.4	(62.1)	-	-	-	(54.7)	7.4	(62.1)

	Three Quarters Ended Sep 30
	Continuing			Discontinued
	Operations			Operations			Total
(In millions of Canadian dollars)	2019	2018	Change	2019	2018	Change	2019	2018	Change

Cash flows from (used in) operating activities	212.8	89.7	123.1	(5.0)	(72.3)	67.3	207.8	17.4	190.4

Cash flows used in investing activities	(165.5)	(192.3)	26.8	-	(2.7)	2.7	(165.5)	(195.0)	29.5

Cash flows (used in) from financing activities	(56.7)	105.6	(162.3)	-	-	-	(56.7)	105.6	(162.3)

Because of the adoption of IFRS 16, fixed lease payments and proceeds for leasehold inducements are no longer included in operating and investing activities, respectively, and are now recognized in financing activities in our statement of cash flows. These reclassifications had a net zero effect on total cash flows. Our comparative figures were not restated.

Cash Flows From (Used in) Operating Activities

Cash flows used in operating activities are impacted by the timing of acquisitions, particularly the timing of payments for acquired trade and other payables, which includes short-term employee incentive awards.

The adoption of IFRS 16 increased reported year-to-date operating cash inflow by $83.4 million. Excluding the adoption of IFRS 16, cash flows from operating activities for continuing operations would have been $129.4 million, a $39.7 million year-to-date increase compared to 2018. The increase in cash inflow was driven by an increase in cash receipts from clients and a decrease in income tax installments paid. These cash inflows were partly offset by an increase in cash paid to suppliers and employees due to acquisition growth, the timing of various payments, and an increase in interest paid on debt. Additionally, consolidated cash flows from operating activities was positively impacted by a decrease in cash outflows associated with our discontinued operations.

Cash Flows Used in Investing Activities

The adoption of IFRS 16 increased reported year-to-date investing cash outflow by $41.9 million. Pre-IFRS 16, cash flows used in investing activities would have been $123.6 million, a $68.7 million year-to-date decrease compared to 2018, mainly due to a $36.1 million increase in lease inducements paid by our landlords. As well, there was a decrease in property and equipment and software purchases—$53.2 million year to date in 2019 compared to $88.4 million in 2018. These purchases related mainly to leasehold improvements and engineering equipment at various locations.

Cash Flows (Used in) From Financing Activities

The adoption of IFRS 16 increased reported year-to-date financing cash outflow by a net $41.5 million due to lease payments of $83.4 million, partly offset by lease inducements of $41.9 million received. Excluding the adoption of IFRS 16, cash flows used in financing activities would have been $15.2 million, a $120.8 million year-to-

Management’s Discussion and Analysis September 30, 2019	M-18	Stantec Inc.

date decrease in cash inflows compared to 2018 because of a $107.3 million net reduction in drawings from our revolving credit facility and term loan, $8.2 million increase in share repurchases, and $4.1 million repayment made on other long-term debt.

Capital Management

Prior to the adoption of IFRS 16, we managed our capital structure according to our internal guideline of maintaining a net debt to EBITDA (actual trailing twelve months) ratio of less than 2.5 to 1.0. With the adoption of IFRS 16, our internal guideline was revised to a net debt to adjusted EBITDA (trailing twelve months) ratio of less than 2.0 to 1.0. There may be occasions when we exceed our target by completing acquisitions that increase our debt level for a period of time.

After applying IFRS 16 to our trailing twelve month adjusted EBITDA, our September 30, 2019, net debt to adjusted EBITDA ratio was 1.6 to 1.0. Our leverage in Q3 19 is within our stated internal guideline due to a combination of seasonality and several discrete reasons that are consistent with our overall approach to capital allocation. Typically, while our earnings are strongest in the second and third quarters of the year, our cash flows are strongest in the third and fourth quarters and lower in the first and second quarters. First quarter cash flows are further reduced due to the payment of annual short-term employee incentive awards. Increases in drawings were also made from our revolving credit facility to fund the WGE acquisition and support opportunistic repurchases of our shares under our NCIB program. We expect to reduce our net debt with cash flows from operating activities throughout the remainder of the year. We remain committed to maintaining a strong balance sheet and expect our net debt to adjusted EBITDA ratio to remain below 2.0 at the end of 2019.

Stantec has syndicated senior credit facilities consisting of a senior revolving credit facility of a maximum of $800 million and a $310 million term loan in two tranches. On July 19, 2019, we amended our credit facilities which changed certain terms and conditions, including extending the maturity date of the revolving credit facility by one year (expires on June 27, 2024), increasing our access to additional funds from $400 million to $600 million, and reducing certain interest rate spreads.

At September 30, 2019, $158.6 million was available in our revolving credit facility for future activities and we were in compliance with the covenants related to our credit facilities as at and throughout the period ended September 30, 2019.

Shareholders’ Equity

Share options exercised generated $4.4 million in cash during the first three quarters of 2019 compared to $6.0 million in cash generated during the first three quarters of 2018. Our NCIB on the TSX was renewed in 2018 and amended during the first quarter of 2019, enabling us to repurchase up to 5,684,699 of our common shares during the period November 14, 2018, to November 13, 2019. We also have an Automatic Share Purchase Plan with a broker that allows the purchase of common shares for cancellation under the NCIB at any time during predetermined trading blackout periods within certain pre-established parameters.

We believe that, from time to time, the market price of our common shares does not fully reflect the value of our business or future business prospects and that, at such times, the repurchase of outstanding common shares are an appropriate use of available Company funds. We repurchased 806,118 common shares at an average price of $29.76 per share for an aggregated price of $24.1 million during the first three quarters of 2019, compared to the repurchase of 493,591 common shares at an average price of $32.38 per share for an aggregated price of $16.0 million in the first three quarters of 2018.

Management’s Discussion and Analysis September 30, 2019	M-19	Stantec Inc.

Other

Outstanding Share Data

At September 30, 2019, 111,293,111 common shares and 4,608,363 share options were outstanding. From October 1, 2019, to November 6, 2019, 289,522 shares were repurchased and cancelled under our NCIB, no share options were exercised, and 33,053 share options were forfeited. At November 6, 2019, 111,003,589 common shares and 4,575,310 share options were outstanding.

Contractual Obligations

As part of our continuing operations, we enter into long-term contractual arrangements from time to time. The following table summarizes the contractual obligations due on our long-term debt, lease arrangements, purchase and service obligations, and other obligations at September 30, 2019, on an undiscounted basis.

	Payment Due by Period

(In millions of Canadian dollars)	Total	Less than 1 Year	1–3 Years	4–5 Years	After 5 Years

Debt	1,013.9	48.7	367.2	598.0	-
Interest on debt	154.6	37.8	70.5	46.3	-
Lease liabilities	831.1	149.4	259.3	158.7	263.7
Restoration	13.6	1.3	3.4	2.9	6.0
Variable lease payments	281.1	48.5	85.3	51.2	96.1
Short-term and low -value lease payments	8.9	6.6	2.3	-	-
Leases not commenced but committed	90.9	3.5	14.1	15.3	58.0
Purchase and service obligations	71.6	32.9	35.5	3.0	0.2
Other obligations	46.0	11.3	19.1	1.1	14.5

Total contractual obligations	2,511.7	340.0	856.7	876.5	438.5

For further information regarding the nature and repayment terms of our long-term debt, refer to the Cash Flows from Financing Activities and Capital Management sections of this MD&A and notes 13 and 19 of our September 30, 2019, unaudited interim consolidated financial statements.

Our lease arrangements include non-cancellable rental payments for office space, vehicles, and other equipment. Purchase and service obligations include enforceable and legally binding agreements to purchase future goods and services. Other obligations include amounts payable for our restricted share, deferred share, and performance share units issued under our Long-Term Incentive Plan and obligations for our end of employment benefit plans. Failure to meet the terms of our lease payment commitments may constitute a default, potentially resulting in a lease termination payment, accelerated payments, or a penalty as detailed in each lease agreement. The previous table does not include obligations to fund defined benefit pension plans, although we make regular contributions. Funding levels are monitored regularly and reset with triennial funding valuations performed for the pension plans’ board of trustees. The Company expects to contribute $23.3 million to the pension plans in 2019.

Off-Balance Sheet Arrangements

As at September 30, 2019, we had off-balance sheet financial arrangements relating to letters of credit in the amount of $76.8 million that expire at various dates before January 2021, except for $14.2 million that have open-ended terms. These—including the guarantee of certain office rental obligations—were issued in the normal course of operations. We also provide indemnifications and, in limited circumstances, guarantees. These are often standard contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing transactions.

Management’s Discussion and Analysis September 30, 2019	M-20	Stantec Inc.

As part of the normal course of operations, our surety facilities allow the issuance of bonds for certain types of project work. At September 30, 2019, $462.5 million in bonds—expiring at various dates before July 2024—were issued under these surety facilities. These bonds are intended to provide owners with financial security regarding the completion of their construction project in the event of default and relate mainly to our former Construction Services business. Although we remain obligated for these instruments, the purchaser of the Construction Services business has indemnified Stantec should any of these obligations be triggered.

Financial Instruments and Market Risk

At September 30, 2019, the nature and extent of our use of financial instruments did not change materially from those described in the Financial Instruments and Market Risk section of our 2018 Annual Report (incorporated here by reference), except for our fixed interest rate swap which is a derivative financial instrument and is required to be measured at fair value.

On January 10, 2019, we entered into an interest rate swap to manage the fluctuation in floating interest rates on Tranche C of our term loan. The agreement matures on June 27, 2023, and has the effect of converting the variable interest rate associated with $160 million of our term loan into a fixed interest rate of 2.295%, plus an applicable basis points spread. The fair value of the interest rate swap, estimated using market rates at September 30, 2019, is an unrealized gain in Q3 19 of $0.2 million, net of tax, and year to date loss of $2.5 million, net of tax. Since we designated the interest rate swap as a cash flow hedge, we included the non-cash fair value change in other comprehensive income.

The arrangement is further described in note 19 of our September 30, 2019, unaudited interim consolidated financial statements.

Related-Party Transactions

We have subsidiaries that are 100% owned and structured entities that are consolidated in our financial statements. From time to time, we enter into transactions with associated companies, joint ventures, and joint operations. These transactions involve providing or receiving services and are entered into in the normal course of business. Key management personnel—including the chief executive officer (CEO), chief financial officer (CFO), chief operating officer (COO), chief practice and project officer (CPO), chief business officer (CBO), and executive vice presidents—have the authority and responsibility for planning, directing, and controlling the activities of the Company. We pay compensation to key management personnel and directors in the normal course of business.

From time to time, we guarantee the obligation of a subsidiary or structured entity regarding lease agreements. Also, from time to time, we guarantee a subsidiary’s or structured entity’s obligations to a third party pursuant to an acquisition agreement. Transactions with subsidiaries, structured entities, associated companies, joint ventures, and key management personnel are further described in note 24 of our September 30, 2019, unaudited interim consolidated financial statements, and notes 14, 21, and 33 of our audited consolidated financial statements for the year ended December 31, 2018 (included in our 2018 Annual Report and incorporated here by reference).

Management’s Discussion and Analysis September 30, 2019	M-21	Stantec Inc.

Outlook

The outlook for fiscal year 2019 is based on our expectations described in the Outlook section of our 2018 Annual Report (incorporated here by reference). An update on our financial and outlook targets, described on pages M-8, M-11, and M-12 of the 2018 Annual Report, is provided on page M-6 of this MD&A. We continue to expect organic net revenue growth in 2019 to be in the low- to mid-single digits, in line with global GDP growth. While our stated long-term average compound net revenue growth target in 2019 is 15%, we are reviewing this target as part of our 2020 Strategic Plan.

Our business operates in a highly diverse infrastructure and facilities market in North America and globally that consists of many technical disciplines, market sectors, client types, and industries in both the private and public sectors. This gives us the flexibility to adapt to changing market conditions in a timely manner. Our results may fluctuate from quarter to quarter, depending on variables such as project mix, economic factors, and integration activities related to acquisitions in a quarter.

Our overall outlook is based in part on an update of the underlying assumptions found in the Outlook section of the MD&A in our 2018 Annual Report (incorporated here by reference). The Caution Regarding Forward-Looking Statements section of this MD&A outlines these updated assumptions.

Critical Accounting Estimates, Developments, and Measures

Critical Accounting Estimates

The preparation of consolidated financial statements in accordance with IFRS requires us to make various estimates and assumptions. However, future events may result in significant differences between estimates and actual results. There has been no significant change in our critical accounting estimates in Q3 19 from those described in our 2018 Annual Report in the Critical Accounting Estimates, Developments, and Measures section and in note 5 of our December 31, 2018, audited consolidated financial statements (incorporated here by reference), except for the change in accounting estimates related to the adoption of IFRS 16, described in note 4 of our September 30, 2019, unaudited interim consolidated financial statements (incorporated here by reference).

Definition of Non-IFRS Measures

This MD&A includes references to and uses measures and terms that are not specifically defined in IFRS and do not have any standardized meaning prescribed by IFRS. These measures and terms are working capital, current ratio, EBITDA, net debt to EBITDA, leverage ratio, adjusted EBITDA, adjusted net income, and adjusted earnings per share (EPS). These non-IFRS measures may not be comparable to similar measures presented by other companies.

For the three quarters ended September 30, 2019, there has been no significant change in our description of non-IFRS measures from that included in our 2018 Annual Report in the Critical Accounting Estimates, Developments, and Measures section (incorporated here by reference), except for the following:

●	Amending the definition of our adjusted measures to include an add-back of severances related to our organizational reshaping initiative;

●	substituting net debt to EBITDA with net debt to adjusted EBITDA;

●	resulting from the modification of our Credit Facilities, our leverage ratio definition was revised to deduct unencumbered cash of up to $150 million, from the aggregate amount of indebtedness; and

●	including days sales outstanding (DSO) as a metric.

Management’s Discussion and Analysis September 30, 2019	M-22	Stantec Inc.

DSO is a metric we use to evaluate our business that does not have a standardized definition within IFRS. It represents the average number of days to convert our trade and other receivables, unbilled receivables, and contract assets to cash. Our method of calculating DSO may differ from the methods presented by other companies.

A reconciliation of non-IFRS measures to their closest respective IFRS measures is provided on M-5 of this MD&A.

Recent Accounting Pronouncements

Effective January 1, 2019, we adopted the following standards and amendments (further described in note 6 of our December 31, 2018, annual consolidated financial statements and note 4 of our September 30, 2019, unaudited interim consolidated financial statements):

●	IFRS 16 Leases (IFRS 16)

●	IFRIC 23 Uncertainty over Income Tax Treatments (IFRIC 23)

●	Amendments to IFRS 9 Financial Instruments (IFRS 9)

●	Amendments to IAS 28 Long-term Interest in Associates and Joint Ventures (IAS 28)

●	Annual Improvements (2015-2017 Cycle) related to IFRS 3 Business Combinations, IFRS 11 Joint Arrangements, IAS 12 Income Taxes, and IAS 23 Borrowing Costs

●	Amendments to IAS 19 Employee Benefits (IAS 19)

The adoption of these new standards, amendments, interpretations, and improvements did not have an impact on our disclosure controls and procedures or our business activities, including debt covenants, key performance indicators, and compensation plans. The adoption of IFRS 16 resulted in a change in accounting policies, non-cash changes to our financial results, and key non-IFRS indicators. Our debt covenants were not impacted since they continued to be reported under pre-IFRS 16 standards.

In Q3 19, the IFRS Interpretation Committee concluded that the presentation requirements in IAS 1 Presentation of Financial Statements apply to uncertain tax liabilities or assets recognized under IFRIC 23. This will require an entity to present uncertain tax liabilities as current tax liabilities or deferred tax liabilities; and uncertain tax assets as current tax assets or deferred tax assets. As a result, we reclassified our uncertain tax liabilities from other liabilities to income taxes payable.

IFRS 16 Leases

Effective January 1, 2019, we adopted IFRS 16 Leases (IFRS 16) using the modified retrospective approach and did not restate comparative information. The new standard replaces IAS 17 Leases and IFRIC 4 Determining Whether an Arrangement Contains a Lease (IFRIC 4) and requires companies to bring operating leases, formerly treated as off-balance sheet items, onto a company’s statement of financial position. Certain current and non-current items on our statement of financial position were also reclassified to conform with the accounting requirements of IFRS 16.

The majority of our leases are for office space, vehicles, and other equipment. We no longer include fixed lease payments in administrative and marketing expenses. Instead, lease costs are replaced with depreciation of leased assets and interest expense using the effective interest method for lease liabilities. We continue to expense in administrative and marketing low-value asset leases, short-term leases with a term of 12 months, and variable lease expenses. Prior to IFRS 16, occupancy costs were accounted for on a straight-line basis. With the adoption of IFRS 16, leased assets are amortized on a straight-line basis; however, interest from the effective interest method results in higher interest at the start of the lease term, causing a difference between our pre- and post-IFRS 16 net income. We estimate the adoption of IFRS 16 will result in a non-cash reduction of our 2019 net income by $3.0 million or $0.03 on an earnings per share basis.

On inception of a lease agreement, lease liabilities are recognized at the present value of lease payments less any incentives receivable. Lease assets are equal to lease liabilities less lease incentives received, plus restoration costs,

Management’s Discussion and Analysis September 30, 2019	M-23	Stantec Inc.

indirect costs, and prepayments. On transition, certain lease assets were measured at the amount equal to the lease liability; however, certain significant leases were measured retrospectively as though the standard was applied since the commencement date of the lease. Over time, depreciated leased assets and discounted liabilities are not equal; therefore, on transition, we recorded a non-cash after-tax cumulative debit adjustment of $34.0 million against our opening retained earnings for the leases that were measured retrospectively.

On the statement of cash flows, fixed lease payments and proceeds for leasehold inducements are no longer included in operating and investing activities, respectively, and are now recognized in financing activities. This reclassification increases cash flows from operating activities and reduces cash flows from investing and financing activities, resulting in a net zero effect on total cash flows.

A summary of IFRS 16’s impact on our January 1, 2019, statement of financial position, on our Q3 19 income statement items and non-IFRS financial measures, and on our statement of cash flows is included in the tables below.

Impact on Statement of Financial Position at January 1, 2019

(In millions of Canadian dollars)	IFRS 16 $	Before IFRS 16 $	Increase (Decrease) $

Current assets
Trade and other receivables	828.1	878.1	(50.0)
Prepaid expenses	43.9	56.8	(12.9)
Other assets	24.3	23.2	1.1

Non-current assets
Lease assets	561.8	-	561.8
Intangible assets	242.0	247.7	(5.7)
Other assets	178.2	175.5	2.7

Total increase in assets			497.0

Current liabilities
Trade and other payables	566.9	567.2	(0.3)
Lease liabilities	44.8	-	44.8
Provisions	41.7	42.4	(0.7)
Other liabilities	5.0	23.2	(18.2)

Non-current liabilities
Lease liabilities	600.2	-	600.2
Provisions	86.6	78.2	8.4
Deferred tax liabilities	45.6	54.3	(8.7)
Other liabilities	10.9	105.4	(94.5)

Shareholders’ equity
Retained earnings	817.2	851.2	(34.0)

Total increase in liabilities and equity			497.0

Management’s Discussion and Analysis September 30, 2019	M-24	Stantec Inc.

Impact on Statement of Income - Continuing Operations	Quarter Ended Sep 30			Three Quarters Ended Sep 30
(In millions of Canadian dollars)	2019 as Reported $	2019 before IFRS 16 $	Increase (Decrease) $	2019 as Reported $	2019 before IFRS 16 $	Increase (Decrease) $

Impact on income statement items
Administrative and marketing expenses	355.6	390.6	(35.0)	1,085.1	1,190.9	(105.8)
Net interest expense	17.2	9.0	8.2	52.1	27.6	24.5
Depreciation of lease assets	29.3	-	29.3	85.2	-	85.2
Net income	57.8	59.6	(1.8)	152.0	154.8	(2.8)

Impact on non-IFRS financial measures (note)
EBITDA	157.9	122.9	35.0	436.0	330.2	105.8
Adjusted EBITDA	159.1	124.1	35.0	431.6	325.8	105.8
Net debt/adjusted EBITDA - Continuing operations	1.6	2.1	(0.5)	1.6	2.1	(0.5)

note: Non-IFRS measures are discussed in the Definitions section of our 2018 Annual Report and this MD&A. Net debt/adjusted EBITDA was calculated using a proforma IFRS 16 adjustment for Q4 18 adjusted EBITDA, calculated as 3.8% of net revenue from the respective quarter.

Impact on Statement of Cash Flows - Continuing Operations	Quarter Ended Sep 30			Three Quarters Ended Sep 30
(In millions of Canadian dollars)	2019 as Reported $	2019 before IFRS 16 $	Increase (Decrease) $	2019 as Reported $	2019 before IFRS 16 $	Increase (Decrease) $

Cash flows from operating activities	139.0	108.2	30.8	212.8	129.4	83.4
Cash paid to suppliers	370.5	331.5	39.0	(1,251.8)	(1,359.7)	107.9
Interest paid	(17.5)	(9.3)	(8.2)	(53.8)	(29.3)	(24.5)

Cash flows (used in) from investing activities	(29.9)	4.4	(34.3)	(165.5)	(123.6)	(41.9)
Proceeds from lease inducements	-	34.3	(34.3)	-	41.9	(41.9)

Cash flows used in financing activities	(54.7)	(58.2)	3.5	(56.7)	(15.2)	(41.5)
Payments of lease obligations	(30.8)	-	(30.8)	(83.4)	-	(83.4)
Proceeds from lease inducements	34.3	-	34.3	41.9	-	41.9

Future Adoptions

Standards, amendments, and interpretations that we reasonably expect to be applicable at a future date and intend to adopt when they become effective are described in note 4 of our September 30, 2019, unaudited interim consolidated financial statements (incorporated here by reference).

Controls and Procedures

Evaluation of Disclosure Controls and Procedures. Our CEO and CFO evaluated our disclosure controls and procedures (defined in the US Securities Exchange Act Rules 13a–15(e) and 15d–15(e)) as of the end of the period covered by this quarterly report. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of such date.

Changes in Internal Controls over Financial Reporting. There has been no change in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rules 13a–15 or 15d–15 under the Securities Exchange Act of 1934 that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management’s Discussion and Analysis September 30, 2019	M-25	Stantec Inc.

Risk Factors

For the three quarters ended September 30, 2019, there has been no significant change in our risk factors from those described in our 2018 Annual Report; the risk factors are incorporated here by reference.

Subsequent Events

Normal Course Issuer Bid

From September 31, 2019, to November 6, 2019, pursuant to the NCIB, we repurchased and cancelled 289,522 common shares at an average price of $28.11 per share for an aggregate price of $8.1 million.

Dividends

On November 6, 2019, we declared a dividend of $0.145 per share, payable on January 15, 2020, to shareholders of record on December 30, 2019.

Caution Regarding Forward-Looking Statements

Our public communications often include written or verbal forward-looking statements within the meaning of the US Private Securities Litigation Reform Act and Canadian securities laws. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions or courses of action and include financial outlooks or future-oriented financial information. Any financial outlook or future-oriented financial information in this Management’s Discussion and Analysis has been approved by management of Stantec. Such financial outlook or future-oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future.

Forward-looking statements may involve but are not limited to comments with respect to our objectives for 2019 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the results of or outlook for our operations. Statements of this type may be contained in filings with securities regulators or in other communications and are contained in this report. Forward-looking statements in this report include but are not limited to the following:

●

The discussion of our goals in the Core Business and Strategy and Outlook sections, including but not limited to our ability to achieve a compound average growth rate of 15% through a combination of organic and acquisition growth, to capitalize on strategic opportunities, to grow our market presence, and to achieve global GDP growth;

●	Our expectations surrounding our initiative to reshape our workforce;

●

Our 2019 target ranges and expectations for certain measures in the Critical Accounting Estimates and Financial Targets section, including our expectations regarding how IFRS 16 will impact such targets over the balance of 2019;

●	Our belief that we will achieve our annual targets by the end of fiscal year 2019;

●	Our expectations regarding economic trends, currency stability, industry trends, and commodity prices in the sectors and regions that we operate in;

●

Our expectations regarding our sources of cash and our ability to meet our normal operating and capital expenditures in the Liquidity and Capital Resources section, based in part on the design of our business model;

Management’s Discussion and Analysis September 30, 2019	M-26	Stantec Inc.

●	Our expectation of our ability to reduce net debt with cash flows from operating activities and our expectations of our net debt to adjusted EBITDA ratio throughout the remainder of the year;

●	Our ability to limit credit risk and our expectations relating to gross and net revenue growth;

●	Our expectations regarding our ongoing waste-to-energy project;

●	Our ability to meet the terms of our lease payment commitments; and

●	Our expectations with respect to pension plan contributions, the amount and time thereof.

These describe the management expectations and targets by which we measure our success and assist our shareholders in understanding our financial position as at and for the periods ended on the dates presented in this report. Readers are cautioned that this information may not be appropriate for other purposes.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this report not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

Future outcomes relating to forward-looking statements may be influenced by many factors and material risks. For the quarter ended September 30, 2019, there has been no significant change in our risk factors from those described in our 2018 Annual Report (incorporated here by reference).

Assumptions

In determining our forward-looking statements, we consider material factors, including assumptions about the performance of the Canadian, US, and various international economies in 2019 and their effect on our business. The assumptions we made at the time of publishing our annual targets and outlook for 2019 are listed in the Cautionary Note Regarding Forward-Looking Statements section of our 2018 Annual Report. The following information updates and, therefore, supersedes those assumptions.

●

As stated in our 2018 Annual Report, the World Bank forecasted 2.9% global real GDP growth. The Bank of Canada projects 1.7% GDP growth for Canada, and the Congressional Budget Office projected 2.3% GDP growth for the United States. The GDP forecast for 2019 has since been revised to 2.6% for global real GDP growth, 1.3% GDP growth for Canada, and 2.3% GDP growth for the United States.

●

In our 2018 Annual Report, management assumed that the Canadian dollar would be relatively stable compared to 2018 and used an average value of US$0.77 for 2019. The average value for the three quarters ended September 30, 2019, is US$0.75.

●

In our 2018 Annual Report, management assumed that in Canada the overnight interest rate target—currently at 1.75%—is expected to rise over time, but not necessarily in 2019. The US Federal Reserve is expected to maintain the current federal funds rate in 2019. Therefore, management has assumed that the average interest rate remains flat in 2019. The average interest rate for our revolving credit facilities and term loan was 3.99% at September 30, 2019, compared to 4.53% at December 31, 2018.

●

In our 2018 Annual Report, management assumed that the Canadian unemployment rate—5.8% in January 2019—is not expected to change significantly in 2019. In the United States, management assumed the unemployment rate—4.0% for January 2019—was expected to fall further, to 3.5%, in 2019. The unemployment rate forecast has since been revised to 5.7% in August 2019, for Canada and 3.5% in September 2019, for the United States.

Management’s Discussion and Analysis September 30, 2019	M-27	Stantec Inc.

●

In our 2018 Annual Report, the seasonally adjusted annual rate of total housing starts in the United States was expected to increase to 1,272,000 units in 2019 from the expected 1,262,000 units in 2018. This forecast has since been revised to an expected 1,243,000 units in 2019 compared to an expected 1,249,000 units in 2018.

●	In our 2018 Annual Report, the Architecture Billings Index (ABI) was above 50.0. The ABI has been revised to 47.2 in August 2019, signaling a slowing demand for design services.

●

In our 2018 Annual Report, the US Energy Information Administration, the price of WTI crude oil was expected to average $54.79/barrel in 2019 compared to an average of $65.06 in 2018 and US crude oil production was expected to average 12.4 million barrels a day compared to an average of 11.0 million barrels a day in 2018. The expected price of WTI crude oil has since been revised to average $56.00/barrel for the remainder of 2019 and US crude oil production is revised to an average of 12.3 million barrels a day in 2019.

The preceding list of assumptions is not exhaustive. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements, when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained here represent our expectations as of November 6, 2019, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time. In the case of the ranges of expected performance for fiscal year 2019, it is our current practice to evaluate and, where we deem appropriate, to provide updates. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

Management’s Discussion and Analysis September 30, 2019	M-28	Stantec Inc.

Consolidated Statements of Financial Position

(Unaudited)

(In millions of Canadian dollars)	Notes	September 30 2019 $	December 31 2018 $

ASSETS
Current
Cash and cash equivalents	7	158.5	185.2
Trade and other receivables	8	849.5	878.1
Unbilled receivables		448.2	384.6
Contract assets		70.3	59.7
Income taxes recoverable		58.8	47.9
Prepaid expenses		42.6	56.8
Other assets	12	21.0	23.2
Total current assets		1,648.9	1,635.5
Non-current
Property and equipment		295.8	289.4
Lease assets	4,9	539.4	-
Goodwill	10	1,663.0	1,621.2
Intangible assets	11	235.9	247.7
Investments in joint ventures and associates		8.6	9.4
Net employee defined benefit asset		14.2	10.0
Deferred tax assets		25.3	21.2
Other assets	12	194.0	175.5

Total assets		4,625.1	4,009.9
LIABILITIES AND EQUITY
Current
Trade and other payables		547.8	567.2
Lease liabilities	4,9	96.3	-
Deferred revenue		170.0	174.4
Income taxes payable	15	32.3	37.9
Long-term debt	13	48.2	48.5
Provisions	14	28.3	42.4
Other liabilities	15	10.2	23.2
Total current liabilities		933.1	893.6
Non-current
Lease liabilities	4,9	570.9	-
Income taxes payable		15.0	15.9
Long-term debt	13	963.0	885.2
Provisions	14	96.8	78.2
Net employee defined benefit liability		54.9	68.6
Deferred tax liabilities		81.0	54.3
Other liabilities	15	21.0	105.4

Total liabilities		2,735.7	2,101.2

Shareholders’ equity
Share capital	17	867.0	867.8
Contributed surplus		26.3	24.8
Retained earnings	4	903.0	851.2
Accumulated other comprehensive income		91.5	163.1

Total shareholders’ equity		1,887.8	1,906.9

Non-controlling interests		1.6	1.8

Total liabilities and equity		4,625.1	4,009.9

See accompanying notes

F-1	Stantec Inc.

Consolidated Statements of Income (Loss)

(Unaudited)

		For the quarter ended September 30		For the three quarters ended September 30

(In millions of Canadian dollars, except per share amounts)	Notes	2019 $	2018 $	2019 $	2018 $
			(note 2)		(note 2)
Continuing operations
Gross revenue		1,241.5	1,086.6	3,617.1	3,199.9
Less subconsultant and other direct expenses		288.9	239.1	806.8	680.3

Net revenue		952.6	847.5	2,810.3	2,519.6
Direct payroll costs	22	436.5	392.2	1,288.2	1,153.8

Gross margin		516.1	455.3	1,522.1	1,365.8
Administrative and marketing expenses	4,5,9,17,22	355.6	346.2	1,085.1	1,055.5
Depreciation of property and equipment		15.1	12.6	43.5	37.1
Depreciation of lease assets	4,9	29.3	-	85.2	-
Amortization of intangible assets		17.0	14.7	50.0	49.9
Net interest expense	4,9	17.2	7.4	52.1	19.4
Other net finance expense		1.2	1.6	3.8	3.6
Share of income from joint ventures and associates		(0.3)	(0.5)	(0.7)	(1.2)
Foreign exchange loss		1.5	0.1	4.2	1.6
Other expense (income)	12	0.2	(0.9)	(6.3)	(2.6)

Income before income taxes and discontinued operations		79.3	74.1	205.2	202.5

Income taxes
Current		15.4	16.9	30.0	53.6
Deferred		6.1	1.3	23.2	(1.2)

Total income taxes		21.5	18.2	53.2	52.4

Net income for the period from continuing operations		57.8	55.9	152.0	150.1

Discontinued operations
Net loss from discontinued operations, net of tax	6	-	(73.9)	-	(91.7)

Net income (loss) for the period		57.8	(18.0)	152.0	58.4

Weighted average number of shares outstanding - basic		111,539,779	113,868,318	111,672,688	113,935,950

Weighted average number of shares outstanding - diluted		111,547,779	113,868,318	111,672,688	114,101,964

Shares outstanding, end of the period		111,293,111	113,781,070	111,293,111	113,781,070

Earnings (loss) per share, basic and diluted
Continuing operations		0.52	0.49	1.36	1.32
Discontinued operations		-	(0.65)	-	(0.81)

Total basic and diluted earnings (loss) per share		0.52	(0.16)	1.36	0.51
See accompanying notes

F-2	Stantec Inc.

Consolidated Statements of Comprehensive Income (Loss)

(Unaudited)

	For the quarter ended September 30		For the three quarters ended September 30

(In millions of Canadian dollars)	2019 $	2018 $	2019 $	2018 $

Net income (loss) for the period	57.8	(18.0)	152.0	58.4

Other comprehensive income (loss)

Items that may be reclassified to net income in subsequent periods:
Exchange differences on translation of foreign operations	6.1	(39.2)	(70.1)	24.8
Net unrealized (loss) gain on FVOCI financial assets	-	(0.4)	1.0	0.3
Unrealized gain (loss) on interest rate swap	0.2	-	(2.5)	-

Other comprehensive income (loss) for the period, net of tax	6.3	(39.6)	(71.6)	25.1

Total comprehensive income (loss) for the period, net of tax	64.1	(57.6)	80.4	83.5
See accompanying notes

F-3	Stantec Inc.

Consolidated Statements of Shareholders’ Equity

(Unaudited)

	Shares Outstanding (note 17)	Share Capital (note 17)	Contributed Surplus (note 17)	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
(In millions of Canadian dollars, except shares)	#	$	$	$	$	$

Balance, December 31, 2017	113,991,676	878.2	21.5	947.1	49.5	1,896.3
Impact of change in accounting policy, net of tax of $6.7 for IFRS 9 and 15	-	-	-	(23.8)	(0.9)	(24.7)

Adjusted balance, January 1, 2018	113,991,676	878.2	21.5	923.3	48.6	1,871.6

Net income				58.4		58.4
Other comprehensive income					25.1	25.1
Total comprehensive income				58.4	25.1	83.5
Share options exercised for cash	282,985	6.0				6.0
Share-based compensation expense			4.2			4.2
Shares repurchased under Normal Course Issuer Bid	(493,591)	(3.8)	(0.1)	(12.1)		(16.0)
Reclassification of fair value of share options previously expensed		1.5	(1.5)			-
Dividends declared				(47.0)		(47.0)

Balance, September 30, 2018	113,781,070	881.9	24.1	922.6	73.7	1,902.3

Balance, December 31, 2018	111,860,105	867.8	24.8	851.2	163.1	1,906.9
Impact of change in accounting policy, net of tax of $8.7 (note 4)	-	-	-	(34.0)	-	(34.0)

Adjusted balance, January 1, 2019	111,860,105	867.8	24.8	817.2	163.1	1,872.9

Net income				152.0		152.0
Other comprehensive loss					(71.6)	(71.6)
Total comprehensive income (loss)				152.0	(71.6)	80.4
Share options exercised for cash	239,124	4.4				4.4
Share-based compensation expense			2.8			2.8
Shares repurchased under Normal Course Issuer Bid	(806,118)	(6.3)	(0.2)	(17.6)		(24.1)
Reclassification of fair value of share options previously expensed		1.1	(1.1)			-
Dividends declared				(48.6)		(48.6)

Balance, September 30, 2019	111,293,111	867.0	26.3	903.0	91.5	1,887.8

See accompanying notes

F-4	Stantec Inc.

Consolidated Statements of Cash Flows

(Unaudited)

		For the quarter ended September 30		For the three quarters ended September 30

(In millions of Canadian dollars)	Notes	2019 $	2018 $	2019 $	2018 $
			(note 2)		(note 2)
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES

Cash receipts from clients		1,230.1	1,079.9	3,553.8	3,128.4
Cash paid to suppliers	9	(370.5)	(374.1)	(1,251.8)	(1,202.1)
Cash paid to employees		(697.5)	(625.6)	(2,010.2)	(1,779.9)
Interest received		1.1	0.6	2.9	1.9
Interest paid	4,9	(17.5)	(7.9)	(53.8)	(20.6)
Finance costs paid		(2.0)	(1.3)	(4.6)	(5.5)
Income taxes paid		(9.0)	(11.3)	(31.9)	(40.6)
Income taxes recovered		4.3	4.1	8.4	8.1

Cash flows from operating activities from continuing operations		139.0	64.4	212.8	89.7
Cash flows used in operating activities from discontinued operations		(1.4)	(6.2)	(5.0)	(72.3)

Net cash flows from operating activities		137.6	58.2	207.8	17.4

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES

Business acquisitions, net of cash acquired	5	(14.8)	(56.9)	(110.7)	(109.1)
Proceeds on leasehold improvements		-	0.8	-	5.8
Purchase of intangible assets		(1.4)	(2.2)	(3.2)	(6.6)
Purchase of property and equipment		(11.0)	(30.5)	(50.0)	(81.8)
Other		(2.7)	1.2	(1.6)	(0.6)

Cash flows used in investing activities from continuing operations		(29.9)	(87.6)	(165.5)	(192.3)
Cash flows used in investing activities from discontinued operations		-	(0.6)	-	(2.7)

Net cash flows used in investing activities		(29.9)	(88.2)	(165.5)	(195.0)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES

(Repayment of) proceeds from revolving credit facility		(26.0)	27.1	68.7	326.0
Repayment of term loan		-	-	-	(150.0)
Repayment of other long-term debt		(0.1)	-	(4.1)	-
Net payment of lease obligations	4,9	(30.8)	-	(83.4)	-
Proceeds from lease inducements	4,9	34.3	-	41.9	-
Payment of software financing obligations		(4.1)	(1.6)	(12.3)	(14.8)
Repurchase of shares for cancellation	17	(12.2)	(3.2)	(24.1)	(15.9)
Proceeds from issue of share capital		0.4	0.8	4.4	6.0
Payment of dividends to shareholders	17	(16.2)	(15.7)	(47.8)	(45.7)

Cash flows (used in) from financing activities from continuing operations		(54.7)	7.4	(56.7)	105.6
Cash flows from financing activities from discontinued operations		-	-	-	-

Net cash flows (used in) from financing activities	9,23	(54.7)	7.4	(56.7)	105.6

Foreign exchange (loss) gain on cash held in foreign currency		(1.2)	(2.0)	(12.3)	2.7

Net increase (decrease) in cash and cash equivalents		51.8	(24.6)	(26.7)	(69.3)

Cash and cash equivalents, beginning of the period		106.7	194.8	185.2	239.5

Cash and cash equivalents, end of the period	7	158.5	170.2	158.5	170.2

See accompanying notes

F-5	Stantec Inc.

Index to the Notes to the Unaudited Interim

Condensed Consolidated Financial Statements

Note		Page

1	Corporate Information	F-7

2	Basis of Preparation	F-7

3	Basis of Consolidation	F-8

4	Recent Accounting Pronouncements and Changes to Accounting Policies	F-8

5	Business Acquisitions	F-11

6	Discontinued Operations	F-13

7	Cash and Cash Equivalents	F-13

8	Trade and Other Receivables	F-13

9	Lease Assets and Lease Liabilities	F-14

10	Goodwill	F-15

11	Intangible Assets	F-16

12	Other Assets	F-16

13	Long-Term Debt	F-17

14	Provisions	F-19

15	Other Liabilities	F-20

16	Commitments	F-20

17	Share Capital	F-20

18	Fair Value Measurements	F-22

19	Financial Instruments	F-24

20	Capital Management	F-25

21	Income Taxes	F-26

22	Employee Costs from Continuing Operations	F-27

23	Cash Flow Information	F-27

24	Related-Party Disclosures	F-28

25	Segmented Information	F-28

26	Events after the Reporting Period	F-30

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data September 30, 2019	F-6	Stantec Inc.

Notes to the Unaudited Interim Condensed

Consolidated Financial Statements

1. Corporate Information

The interim condensed consolidated financial statements (consolidated financial statements) of Stantec Inc. (the Company) for the three quarters ended September 30, 2019, were authorized for issuance in accordance with a resolution of the Company’s Audit and Risk Committee on November 6, 2019. The Company was incorporated under the Canada Business Corporations Act on March 23, 1984. Its shares are traded on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE) under the symbol STN. The Company’s registered office is located at Suite 400, 10220 - 103 Avenue, Edmonton, Alberta. The Company is domiciled in Canada.

The Company is a provider of comprehensive professional services in the area of infrastructure and facilities for clients in the public and private sectors. The Company’s services include engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics, from initial project concept and planning through to design, construction administration, commissioning, maintenance, decommissioning, and remediation.

2. Basis of Preparation

These consolidated financial statements for the three quarters ended September 30, 2019, were prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting. These consolidated financial statements do not include all information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Company’s December 31, 2018, annual consolidated financial statements.

The accounting policies adopted when preparing the Company’s consolidated financial statements are consistent with those followed when preparing the annual consolidated financial statements for the year ended December 31, 2018, except for the adoption of the following (described in note 4):

●	IFRS 16 Leases (IFRS 16)

●	IFRIC 23 Uncertainty over Income Tax Treatments (IFRIC 23)

●	Amendments to IFRS 9 Financial Instruments (IFRS 9)

●	Amendments to IAS 28 Long-term Interest in Associates and Joint Ventures (IAS 28)

●	Annual Improvements (2015-2017 Cycle) related to IFRS 3 Business Combinations, IFRS 11 Joint Arrangements, IAS 12 Income Taxes, and IAS 23 Borrowing Costs

●	Amendments to IAS 19 Employee Benefits (IAS 19)

●	IFRS Interpretations Committee agenda decision - Presentation of Liabilities or Assets Related to Uncertain Tax Treatments (IAS 1 Presentation of Financial Statements)

The preparation of these consolidated financial statements requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue, and expenses. Actual results may differ from these estimates. The significant judgments made by management when applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Company’s December 31, 2018, annual consolidated financial statements, except for the adoption of new standards (described in note 4).

These consolidated financial statements are presented in Canadian dollars, and all values are rounded to the nearest million ($000,000), except where otherwise indicated.

In November 2018, the Company sold its Construction Services business, which was reported as discontinued operations. Prior period amounts were restated to conform to the current period’s presentation, as prescribed by IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data September 30, 2019	F-7	Stantec Inc.

3. Basis of Consolidation

The consolidated financial statements include the accounts of the Company, its subsidiaries, and its structured entities as at September 30, 2019.

Subsidiaries and structured entities are fully consolidated from the date of acquisition, which is the date the Company obtains control, and continue to be consolidated until the date that this control ceases. The financial statements of the subsidiaries and structured entities are prepared as at September 30, 2019. All intercompany balances are eliminated.

Joint ventures and associates are accounted for using the equity method, and joint operations are accounted for by the Company recognizing its share of assets, liabilities, revenue, and expenses of the joint operation.

4. Recent Accounting Pronouncements and Changes to Accounting Policies

a) Leases

Effective January 1, 2019, the Company adopted IFRS 16 Leases (IFRS 16) using the modified retrospective approach. The new standard requires a lessee to recognize a liability to make lease payments (the lease liabilities) and an asset to recognize the right to use the underlying asset during the lease term (the lease assets) in the statement of financial position.

The Company recognized the after-tax cumulative effect of initially applying IFRS 16 as an adjustment to opening retained earnings at January 1, 2019. Comparative information has not been restated and continues to be reported under IAS 17 Leases (IAS 17) and IFRIC 4 Determining Whether an Arrangement Contains a Lease (IFRIC 4).

The Company used the practical expedient not to reassess whether a contract is or contains a lease at January 1, 2019. Instead, the Company applied IFRS 16 only to contracts previously identified as leases under IAS 17 and IFRIC 4.

The Company also used the following practical expedients to account for leases at January 1, 2019:

●

Applied recognition exemptions for operating leases when the underlying asset was of low value or the lease term ends within 12 months. The payments associated with these leases are recognized as an expense in administrative and marketing expenses.

●	Applied a single discount rate to a portfolio of leases with similar characteristics.

●	Relied on the Company’s assessment of whether leases are onerous immediately before January 1, 2019, and adjusted the lease asset by this amount.

●	Excluded initial direct costs when measuring the lease asset.

●	Used hindsight to determine the lease term when the contract contained options to extend or terminate the lease.

Summary of significant accounting policies, judgments, estimates, and assumptions

These policies apply to contracts entered into or changed on or after January 1, 2019.

A contract is a lease or contains a lease if it conveys the right to control the use of an asset for a time period in exchange for consideration. To identify a lease, the Company (1) considers whether an explicit or implicit asset is specified in the contract and (2) determines whether the Company obtains substantially all the economic benefits from the use of the underlying asset by assessing numerous factors, including but not limited to substitution rights and the right to determine how and for what purpose the asset is used.

When assessing the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option or to not exercise a termination option. This judgment is based on factors such as contract rates compared to market rates, economic reasons, significance of leasehold improvements, termination and relocation costs, installation of specialized assets, residual value guarantees, and any sublease term.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data September 30, 2019	F-8	Stantec Inc.

The Company has elected not to recognize lease assets and lease liabilities for low-value assets or short-term leases with a term of 12 months or less. These lease payments are recognized in administrative and marketing expenses over the lease term.

The lease liability is initially measured at the present value of the lease payments that are not paid. The Company elected to not separate non-lease components from lease components and to account for the non-lease and lease components as a single lease component. Lease payments generally include fixed payments less any lease incentives receivable.

The lease liability is discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The Company estimates the incremental borrowing rate based on the lease term, collateral assumptions, and the economic environment in which the lease is denominated. The lease liability is subsequently measured at amortized cost using the effective interest method. The lease liability is remeasured when the expected lease payments change as a result of a change in the lease term, change in the assessment of an option to purchase the leased asset, changes in future lease payments as a result of a change in index or rate used to determine the lease payments, and changes in estimated payments for residual value guarantees.

The lease asset is recognized at the present value of the liability at the commencement date of the lease less any incentives received from the lessor. Added to the lease asset are initial direct costs, payments made before the commencement date, and estimated restoration costs. The lease asset is subsequently depreciated on a straight-line basis from the commencement date to the earlier of the end of the useful life of the lease asset or the end of the lease term. The lease asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

Quantitative impact of significant changes

The significant impact on the Company’s consolidated statement of financial position at January 1, 2019, after the adoption of IFRS 16 is as follows:

		January 1, 2019

	After IFRS 16	Before IFRS 16	Increase (Decrease)
	$	$	$

Current
Trade and other receivables	828.1	878.1	(50.0)
Prepaid expenses	43.9	56.8	(12.9)
Other assets	24.3	23.2	1.1
Non-current
Lease assets	561.8	-	561.8
Intangible assets	242.0	247.7	(5.7)
Other assets	178.2	175.5	2.7

Total increase in assets			497.0

Current
Trade and other payables	566.9	567.2	(0.3)
Lease liabilities	44.8	-	44.8
Provisions	41.7	42.4	(0.7)
Other liabilities	5.0	23.2	(18.2)
Non-current
Lease liabilities	600.2	-	600.2
Provisions	86.6	78.2	8.4
Deferred tax liabilities	45.6	54.3	(8.7)
Other liabilities	10.9	105.4	(94.5)
Shareholders’ equity
Retained earnings	817.2	851.2	(34.0)

Total increase in liabilities and equity			497.0

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data September 30, 2019	F-9	Stantec Inc.

For leases previously classified as operating leases, lease liabilities were measured at the present value of the remaining lease payments, discounted using the Company’s weighted-average incremental borrowing rate, calculated in accordance with IFRS 16, at January 1, 2019, of 4.6%. Associated lease assets for certain property leases, elected on a lease-by-lease basis, were measured retrospectively as though IFRS 16 had been applied since the commencement date. Other lease assets were measured at the amount equal to the lease liabilities. The lease asset was adjusted by the amount of any prepaid, accrued lease payments, or acquisition lease advantages or disadvantages relating to that lease and recognized in the statements of financial position as at December 31, 2018. The provision for onerous lease contracts recognized as at December 31, 2018, was also adjusted to the lease asset at the date of initial application.

b) Other recent adoptions

The following amendments and interpretations have been adopted by the Company effective January 1, 2019. The adoption of these amendments did not have a material impact on the financial position or performance of the Company.

•

In June 2017, the IFRIC issued IFRIC 23 Uncertainty over Income Tax Treatments (IFRIC 23). This interpretation addresses how to reflect the effects of uncertainty in accounting for income tax. When there is uncertainty over income tax treatments under IAS 12 Income Taxes, IFRIC 23 is applied to determine taxable profit (tax loss), tax bases, unused tax losses, unused tax credits, and tax rates.

•

In October 2017, the IASB issued Prepayment Features with Negative Compensation (Amendments to IFRS 9). The amendments address concerns about how IFRS 9 classifies prepayable financial assets and clarifies accounting for financial liabilities following a modification.

•

In October 2017, the IASB issued Long-term Interest in Associates and Joint Ventures (Amendments to IAS 28). The amendments clarify that an entity applies IFRS 9 to long-term interests in an associate or joint venture that forms part of a net investment in the associate or joint venture but to which the equity method is not applied.

•

In December 2017, the IASB issued Annual Improvements (2015-2017 Cycle) to make necessary but non-urgent amendments to IFRS 3 Business Combinations, IFRS 11 Joint Arrangements, IAS 12 Income Taxes, and IAS 23 Borrowing Costs.

•

In February 2018, the IASB issued amendments to IAS 19 Employee Benefits, which requires entities to use updated actuarial assumptions to determine current service cost and net interest when plan amendments, curtailments, or settlements occur during an annual reporting period.

In September 2019, the IFRS Interpretations Committee, acting on a request for interpretation, concluded that the presentation requirements in IAS 1 Presentation of Financial Statements apply to uncertain tax liabilities or assets recognized under IFRIC 23 (the Decision). An entity is required to present uncertain tax liabilities as current tax liabilities or deferred tax liabilities; and uncertain tax assets as current tax assets or deferred tax assets. Prior to September 30, 2019, the Company classified these amounts as other liabilities. As a result, the Company has presented uncertain tax liabilities of $27.3 as of September 30, 2019, as income taxes payable. The impact of the Decision has been applied retrospectively resulting in the reclassification of $35.0 from other liabilities on the December 31, 2018, statement of financial position. Further, the amount of $35.0 as of December 31, 2018 has been reclassified from non-current to current liabilities.

c) Future adoptions

The standards, amendments, and interpretations issued before 2019 but not yet adopted by the Company have been disclosed in note 6 of the Company’s December 31, 2018, annual consolidated financial statements. In addition, in September 2019, IASB issued Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39, and IFRS 7). The amendments provide temporary relief during the period of uncertainty for companies that have hedges that are expected to be impacted by the interest rate benchmark reform and provide additional disclosure requirements. These amendments are effective January 1, 2020, with earlier application permitted.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data September 30, 2019	F-10	Stantec Inc.

The Company is currently considering the impact of adopting these standards, amendments, and interpretations on its consolidated financial statements and cannot reasonably estimate the effect at this time.

5. Business Acquisitions

Acquisitions in 2018

During 2018, the Company acquired all the shares and business of ESI Limited (ESI), Traffic Design Group Limited (TDG), Norwest Corporation (NWC), and Cegertec Experts Conseils Inc. (Cegertec); acquired certain assets and liabilities of Occam Engineers Inc. (OEI) and True Grit Engineering Limited (TGE); and acquired all the partnership interests and business of Peter Brett Associates LLP and the shares and business of PBA International Limited.

Acquisitions in 2019

On March 1, 2019, the Company acquired all the shares and business of Wood & Grieve Engineers (WGE) for cash consideration and notes payable. WGE, based in Perth, Australia, enhances the Company’s Global group of cash generating units (CGUs) and has expertise in structural, mechanical, electrical, plumbing, and hydraulic engineering.

The preliminary fair values of the net assets recognized in the Company’s consolidated financial statements were based on management’s best estimates of the acquired identifiable assets and liabilities at the acquisition dates. Management finalized the fair value assessments of assets and liabilities acquired from NWC, Cegertec, TGE, Peter Brett Associates LLP, PBA International Limited, and WGE in 2019 and ESI, OEI, and TDG in 2018. No significant measurement period adjustments were recorded during the period ended September 30, 2019.

Aggregate consideration for assets acquired and liabilities assumed

Details of the aggregate consideration transferred and the fair value of the identifiable assets and liabilities acquired at the date of acquisition are as follows:

For the acquisition completed year to date		Total

	Notes	$

Cash consideration		82.8
Notes payable		52.4

Consideration		135.2

Assets and liabilities acquired
Cash acquired		5.7
Non-cash working capital
Trade receivables		19.3
Unbilled receivables		2.7
Trade and other payables		(9.5)
Lease liabilities	9	(3.3)
Deferred revenue		(4.6)
Other non-cash working capital		0.7
Property and equipment		5.8
Lease assets	9	19.4
Intangible assets	11	41.4
Deferred tax assets		3.9
Lease liabilities	9	(15.8)
Long-term debt		(4.2)
Provisions	14	(1.0)
Net employee defined benefit liability		(1.9)
Deferred tax liabilities		(13.5)

Total identifiable net assets at fair value		45.1
Goodwill arising on acquisition	10	90.1

Consideration		135.2

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data September 30, 2019	F-11	Stantec Inc.

Trade receivables and unbilled receivables are recognized at fair value at the time of acquisition, and their fair value approximated their net carrying value.

The Company measured the acquired lease liabilities and lease assets in accordance with IFRS 16.

Goodwill consists of the value of expected synergies arising from an acquisition, the expertise and reputation of the assembled workforce acquired, and the geographic location of the acquiree. The goodwill is not tax deductible.

The fair values of provisions are determined at the acquisition date and relate to claims that are subject to legal arbitration, onerous contracts, and lease restorations. For WGE, the Company assumed $1.0 in provisions for claims.

At September 30, 2019, provisions for claims outstanding relating to all prior acquisitions were $9.4, based on their expected probable outcome. Certain of these claims are indemnified by the acquiree.

Gross revenue earned in 2019 since WGE’s acquisition date is approximately $58.2. The Company integrates the operations and systems of acquired entities shortly after the acquisition date; therefore, it is impracticable to disclose the acquiree’s earnings in its consolidated financial statements since the acquisition date.

If the business combination of WGE had taken place at the beginning of 2019, gross revenue from continuing operations for the first three quarters of 2019 would have been $3,635.0.

Consideration paid and outstanding

Details of the consideration paid for current and past acquisitions are as follows:

	For the quarter	For the three quarters
	ended September 30	ended September 30
	2019	2019
	$	$

Cash consideration (net of cash acquired)	-	77.1
Payments on notes payable from previous acquisitions	14.8	33.6

Total net cash paid	14.8	110.7

Total notes payable and adjustments to these obligations are as follows:

September 30
2019
$

Balance, beginning of the period	76.1
Additions for acquisitions in the period	52.4
Other adjustments	(1.4)
Payments	(33.6)
Interest	1.0
Impact of foreign exchange	(5.1)

Total notes payable	89.4

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data September 30, 2019	F-12	Stantec Inc.

6. Discontinued Operations

On November 2, 2018, the Company completed the sale of its Construction Services reportable segment, reported as discontinued operations in these consolidated financial statements for all periods presented as prescribed by IFRS 5. In the first quarter of 2019, management and the purchaser completed their review of the closing financial statements, which resulted in an immaterial settlement adjustment.

The results of discontinued operations are summarized as follows:
	For the quarter ended		For the three quarters ended
	September 30		September 30

	2019	2018	2019	2018
	$	$	$	$

Revenue	7.8	278.1	7.8	804.6
Expenses (note 10)	(7.8)	(352.0)	(7.8)	(896.3)

Net loss from discontinued operations	-	(73.9)	-	(91.7)

7. Cash and Cash Equivalents

The Company’s policy is to invest cash in excess of operating requirements in highly liquid investments. For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of the following:

	September 30 2019 $	September 30 2018 $

Cash	148.7	165.7
Unrestricted investments	9.8	4.5

Cash and cash equivalents	158.5	170.2

Unrestricted investments consist of short-term bank deposits with initial maturities of three months or less.

8. Trade and Other Receivables

	September 30 2019 $	December 31 2018 $

Trade receivables, net of expected credit losses of $1.5 (2018 – $1.5)	818.6	774.5
Holdbacks, current	20.9	18.7
Lease inducements receivable (note 4)	-	44.0
Other	10.0	40.9

Trade and other receivables	849.5	878.1

The aging analysis of gross trade receivables is as follows:

	Total $	1–30 $	31–60 $	61–90 $	91–120 $	121+ $

September 30, 2019	820.1	474.2	167.6	54.8	44.6	78.9

December 31, 2018	776.0	355.6	228.7	63.8	43.2	84.7

Information about the Company’s exposure to credit risks and impairment losses for trade and other receivables is included in note 19.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data September 30, 2019	F-13	Stantec Inc.

9. Lease Assets and Lease Liabilities

The Company has leases mainly for buildings, vehicles, and office equipment. Information about leases for which the Company is a lessee is presented below:

	Lease assets		Lease Liabilities

	Building $	Other $	Total $	$

January 1, 2019	556.6	5.2	561.8	(645.0)
Additions	20.9	0.2	21.1	(20.9)
Acquisitions	19.3	0.1	19.4	(19.1)
Depreciation	(83.4)	(1.8)	(85.2)	-
Modifications	35.9	-	35.9	(37.3)
Impairment	(2.1)	-	(2.1)
Interest expense	-	-	-	(24.5)
Payments, net of receipts	-	-	-	66.0
Foreign exchange	(11.3)	(0.2)	(11.5)	13.6

September 30, 2019	535.9	3.5	539.4	(667.2)

At September 30, 2019, lease liabilities of $667.2 were discounted using the Company’s incremental borrowing rates and had a weighted-average rate of 4.59%. Future undiscounted cash outflows for lease liabilities are disclosed in note 19.

Amounts recognized in administrative and marketing expenses	For the quarter ended September 30 2019 $	For the three quarters ended September 30 2019 $

Rent expense - variable lease payments	11.6	33.4
Rent expense - short-term leases and low-value assets	2.1	8.5
Income from subleases	(1.1)	(3.3)

Total	12.6	38.6

Variable lease payments include operating expenses, real estate taxes, insurance, and other variable costs.

Amounts recognized in the consolidated statement of cash flows	For the quarter ended September 30 2019 $	For the three quarters ended September 30 2019 $

Cash payments for the interest portion of lease liabilities	8.2	24.5
Cash payments for leases not included in the measurement of lease liabilities	12.6	38.6

Cash outflow in operating activities	20.8	63.1

Cash payments for the principal portion of lease liabilities	30.8	83.4
Proceeds from lease inducements	(34.3)	(41.9)

Cash outflow in financing activities	(3.5)	41.5

Total cash outflow for leases	17.3	104.6

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data September 30, 2019	F-14	Stantec Inc.

The Company leases buildings for its office spaces across the globe. Lease terms typically range from one to 16 years. To provide operational flexibility, the Company seeks to include extension or termination options in new leases. At the commencement of a lease, the Company assesses whether it is reasonably certain it will exercise the lease extension options or not exercise a termination option. The Company reassesses this when a significant event or significant change in circumstances within the Company’s control has occurred.

The Company leases vehicle and office equipment with terms of three to five years. These leases do not usually contain extension options, purchase options, or residual value guarantees.

The Company also leases IT equipment and other equipment with terms of one to five years. These leases are generally short term or for low-value assets that the Company has elected not to recognize in lease assets and lease liabilities.

10. Goodwill

	For the three quarters ended September 30 2019 $	For the year ended December 31 2018 $

Gross goodwill, beginning of the period	1,799.2	1,734.6
Acquisitions	90.1	96.3
Disposals	-	(120.2)
Impact of foreign exchange	(48.3)	88.5

Gross goodwill, end of the period	1,841.0	1,799.2

Accumulated impairment losses, beginning of the period	(178.0)	(178.0)
Impairment of goodwill - discontinued operations	-	(53.0)
Disposals - discontinued operations	-	53.0

Accumulated impairment losses, end of the period	(178.0)	(178.0)

Net goodwill, end of the period	1,663.0	1,621.2

In 2018, the Company completed the sale of its Construction Services business (note 6). In connection with the sale, the Company reviewed the carrying value of the Construction Services disposal group and recognized a goodwill impairment charge of $53.0 in the third quarter of 2018. The fair value measurement of the Construction Services group of CGUs was categorized as Level 3 in the fair value hierarchy based on unobservable market inputs.

Goodwill was allocated to its CGUs as follows:

	September 30 2019 $	December 31 2018 $

Canada	358.2	358.2
United States	974.2	1,003.7
Global	330.6	259.3

Allocated	1,663.0	1,621.2

At the end of the period, the Company assessed potential indicators of impairment. Based on this assessment, the Company concluded there were no indicators of impairment that would require the performance of a quantitative interim impairment test. For further information regarding goodwill, refer to the Company’s December 31, 2018, annual consolidated financial statements.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data September 30, 2019	F-15	Stantec Inc.

11. Intangible Assets

	For the three quarters ended September 30 2019 $	For the year ended December 31 2018 $

Cost, beginning of the period	406.0	430.5
Additions	11.9	33.2
Acquisitions	41.4	33.0
Impact of IFRS 16 (note 4)	(10.2)	-
Discontinued operations	-	(29.4)
Removal of fully amortized assets	(5.4)	(79.7)
Impact of foreign exchange	(13.2)	18.4

Cost, end of the period	430.5	406.0

Accumulated amortization, beginning of the period	158.3	168.1
Amortization - continuing operations	50.0	66.1
Amortization - discontinued operations	-	5.7
Discontinued operations	-	(9.2)
Impact of IFRS 16 (note 4)	(4.5)	-
Remove fully amortized assets	(5.4)	(79.7)
Impact of foreign exchange	(3.8)	7.3

Accumulated amortization, end of the period	194.6	158.3

Net intangible assets, end of the period	235.9	247.7

Additions primarily relate to software licenses obtained through financing arrangements that will be paid over the term of the obligation. The non-cash portion of additions is $8.7 for the three quarters ended September 30, 2019 and is excluded from the consolidated statement of cash flows.

12. Other Assets

	September 30 2019 $	December 31 2018 $

Financial assets
Investments held for self-insured liabilities	155.7	144.2
Holdbacks on long-term contracts	33.6	28.7
Indemnifications	-	0.8
Sublease receivables	2.8	-
Other	6.3	6.5
Non-financial assets
Investment tax credits	4.0	3.6
Transaction costs on long-term debt	6.2	6.1
Deferred contract costs	6.4	8.8

	215.0	198.7
Less current portion - financial	15.5	18.1
Less current portion - non-financial	5.5	5.1

Long-term portion	194.0	175.5

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data September 30, 2019	F-16	Stantec Inc.

Investments held for self-insured liabilities

Investments held for self-insured liabilities include government and corporate bonds that are classified as FVOCI with unrealized gains (losses) recorded in other comprehensive income (loss). Investments also include equity securities that are classified at FVPL with gains (losses) recorded in net income (loss). During the three quarters ended September 30, 2019, the Company recorded an unrealized gain on equity securities of $7.0 (September 30, 2018 – $0.6) in other income in the consolidated statements of income (loss).

Their fair value and amortized cost are as follows:

	September 30 2019 $		December 31 2018 $
	Fair Value	Amortized Cost/Cost	Fair Value	Amortized Cost/Cost

Bonds	106.7	106.4	103.0	103.8
Equity securities	49.0	45.8	41.2	45.0

Total	155.7	152.2	144.2	148.8

The bonds bear interest at rates ranging from 0.75% to 5.00% per annum (December 31, 2018 – 0.75% to 5.15%).

The terms to maturity of the bond portfolio, stated at fair value, are as follows:

	September 30 2019 $	December 31 2018 $

Within one year	11.5	14.0
After one year but not more than five years	83.8	85.2
More than five years	11.4	3.8

Total	106.7	103.0

13. Long-Term Debt

	September 30 2019 $	December 31 2018 $

Notes payable	90.2	76.8
Revolving credit facilities	597.0	528.6
Term loan	308.4	308.8
Software financing obligations	15.6	19.5

	1,011.2	933.7
Less current portion	48.2	48.5

Long-term portion	963.0	885.2

Interest on the Company’s long-term debt was $29.8 in the first three quarters of 2019 (September 30, 2018 – $21.6).

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data September 30, 2019	F-17	Stantec Inc.

Notes payable

Notes payable consists primarily of notes payable for acquisitions (note 5). The weighted average rate of interest on the notes payable at September 30, 2019, was 2.84% (December 31, 2018 – 3.16%). Notes payable may be supported by promissory notes and are due at various times from 2019 to 2022. The aggregate maturity value of the notes at September 30, 2019, was $92.5 (December 31, 2018 – $78.2). At September 30, 2019, $5.1 (US$3.9) (December 31, 2018 – $23.2 (US$17.0)) of the notes’ carrying amount was payable in US funds, $52.0 (AU$58.1) (December 31, 2018 – nil) was payable in Australian funds, and $22.0 was payable in other foreign currencies.

Revolving credit facilities and term loan

On July 19, 2019, the Company amended its syndicated senior credit facilities (Credit Facilities) which consist of a senior revolving credit facility in the maximum amount of $800.0 and senior term loans of $310.0 in two tranches. The amendment changed certain terms and conditions, including extending the maturity date of its revolving credit facility by one year (expires on June 27, 2024) and reducing the interest rate spreads that are applicable based on the Company’s leverage ratio. Additional funds can be accessed subject to approval and under the same terms and conditions. As a result of the amendment, access to these additional funds increased from $400.0 to $600.0. The amendment to the terms and conditions was not considered to be substantial. As such, the amendment was accounted for as a debt modification.

At September 30, 2019, $597.0 of the revolving credit facility was payable in Canadian funds. At December 31, 2018, $515.0 of the revolving credit facility was payable in Canadian funds and $13.6 (US$10.0) was payable in US funds. As at September 30, 2019 and December 31, 2018, the entire term loan was payable in Canadian funds. The average interest rate applicable at September 30, 2019, for the Credit Facilities was 3.99% (December 31, 2018 – 4.53%).

The funds available under the revolving credit facility are reduced by any outstanding letters of credit issued pursuant to the facility agreement. At September 30, 2019, the Company had issued outstanding letters of credit that expire at various dates before July 2020, are payable in various currencies, and total $44.4 (December 31, 2018 – $48.0). These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. At September 30, 2019, $158.6 (December 31, 2018 – $223.4) was available in the revolving credit facility for future activities.

At September 30, 2019, $32.4 (December 31, 2018 – $23.8) in additional letters of credit outside of the Company’s revolving credit facility was issued and outstanding. These were issued in various currencies. Of these letters of credit, $18.2 (December 31, 2018 – $14.7) expire at various dates before January, 2021 and $14.2 (December 31, 2018 – $9.1) have open-ended terms.

Software financing obligations

The Company has financing obligations for software (included in intangible assets) bearing interest at rates ranging from 1.4% to 5.25%. These obligations expire at various dates before May 2022.

Surety facilities

The Company has surety facilities, primarily related to Construction Services, to accommodate the issuance of bonds for certain types of project work. At September 30, 2019, the Company had issued $462.5 in bonds under these surety facilities: $3.4 (December 31, 2018 – $3.5) in Canadian funds, $455.0 (US$343.8) (December 31, 2018 – $791.4 (US$580.2)) in US funds, and $4.1 (December 31, 2018 – $4.7) in other foreign currencies. These bonds expire at various dates before July 2024. Although the Company remains obligated for these instruments, the purchaser of the Construction Services business has indemnified the Company for any obligations that may arise from these bonds.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data September 30, 2019	F-18	Stantec Inc.

14. Provisions

	For the three quarters ended September 30
	Provision for self- insured liabilities $	Provision for claims $	Onerous contracts $	Expected project losses $	Provision for lease restoration $	Total $

Provision, beginning of the period	77.0	14.8	12.5	15.6	0.7	120.6
Current period provisions	27.1	6.1	0.2	-	1.6	35.0
Acquisitions	-	0.3	-	-	0.7	1.0
Paid or otherwise settled	(15.3)	(5.2)	(7.9)	(6.7)	(0.5)	(35.6)
Impact of foreign exchange	(1.6)	(0.3)	-	(1.3)	(0.4)	(3.6)
Impact of IFRS 16 (note 4)	-	-	(2.6)	-	10.3	7.7

	87.2	15.7	2.2	7.6	12.4	125.1

Less current portion	4.1	12.6	2.2	7.6	1.8	28.3

Long-term portion	83.1	3.1	-	-	10.6	96.8

		For the year ended December 31, 2018
		Provision for self- insured liabilities $	Provision for claims $	Onerous contracts $	Expected project losses $	Total $

Provision, beginning of the period		72.5	18.9	4.8	-	96.2
Current period provisions		25.1	4.0	13.3	15.6	58.0
Acquisitions		-	0.8	0.6	-	1.4
Paid or otherwise settled		(24.9)	(9.8)	(5.8)	-	(40.5)
Impact of foreign exchange		4.3	0.9	0.3	-	5.5

		77.0	14.8	13.2	15.6	120.6

Less current portion		3.8	11.3	11.7	15.6	42.4

Long-term portion		73.2	3.5	1.5	-	78.2

On adoption of IFRS 16 at January 1, 2019, onerous contracts (consisting of lease exit liabilities and sublease losses) at December 31, 2018, were reclassified to reduce lease asset balances. The Company did not reclassify the provision for onerous contracts for leases that were considered to be short term (note 4).

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data September 30, 2019	F-19	Stantec Inc.

15. Other Liabilities

	Note	September 30 2019 $	December 31 2018 $

Lease inducement benefits	4	-	111.2
Deferred share units payable	17	7.8	9.0
Other cash-settled share-based compensation	17	8.7	3.8
Interest rate swap	19	3.4	-
Other		11.3	4.6

		31.2	128.6
Less current portion		10.2	23.2

Long-term portion		21.0	105.4

On the adoption of IFRIC 23 (note 4b), the Company reclassified excise taxes payable of $7.3 from liability for uncertain tax positions to other.

As a result of the IFRS Interpretations Committee conclusion in September 2019 (note 4b), the Company now presents uncertain tax liabilities as income taxes payable. As at December 31, 2018, $35.0 was reclassified from other liabilities to income taxes payable.

16. Commitments

The Company has various lease commitments included in lease liabilities (note 9). In addition, the Company has short-term, variable, and low-value lease commitments. The Company also has various purchase obligations such as cloud services, software support, and equipment. These commitments as at September 30, 2019, are as follows:

	Total $	Less than 1 Year $	1 to 3 Years $	After 3 Years $

September 30, 2019
Variable lease payments	281.1	48.5	85.3	147.3
Short-term and low-value lease payments	8.9	6.6	2.3	-
Leases not commenced but committed	90.9	3.5	14.1	73.3
Purchase obligations	71.6	32.9	35.5	3.2

	452.5	91.5	137.2	223.8

17. Share Capital

Authorized

Unlimited          Common shares, with no par value

Unlimited          Preferred shares issuable in series, with attributes designated by the board of directors

Common shares

On February 28, 2019, the Company received approval from the TSX to amend its Normal Course Issuer Bid (NCIB), enabling it to purchase up to 5,684,699 common shares during the period November 14, 2018, to November 13, 2019. In addition, the Company has an Automatic Share Purchase Plan (ASPP) with a broker that allows the purchase of common shares for cancellation under the NCIB at any time during predetermined trading blackout periods. Such purchases are determined by the broker in its sole discretion based on parameters established by the Company under the ASPP. As at September 30, 2019, no liability was recorded in the Company’s consolidated statements of financial position in connection with the ASPP.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data September 30, 2019	F-20	Stantec Inc.

During the first three quarters of 2019, 806,118 common shares (September 30, 2018 – 493,591) were repurchased for cancellation pursuant to the NCIB at a cost of $24.1 (September 30, 2018 – $16.0). Of this amount, $6.3 and $0.2 (September 30, 2018 – $3.8 and $0.1) reduced the share capital and contributed surplus, and $17.6 (September 30, 2018 – $12.1) was charged to retained earnings.

During the third quarter of 2019, the Company recognized a share-based compensation expense of $2.9 (September 30, 2018 – $2.1) in administrative and marketing expenses in the consolidated statements of income (loss). Of the amount expensed, $0.6 (September 30, 2018 – $1.5) related to the amortization of the fair value of options granted and $2.3 (September 30, 2018 – $0.6) related to the cash-settled share-based compensation (restricted share units, deferred share units, and performance share units (RSUs, DSUs, and PSUs)).

During the first three quarters of 2019, the Company recognized a share-based compensation expense of $11.1 (September 30, 2018 – $7.5) in administrative and marketing expenses in the consolidated statements of income (loss). Of the amount expensed, $2.8 (September 30, 2018 – $4.2) related to the amortization of the fair value of options granted and $8.3 (September 30, 2018 – $3.3) related to the cash-settled share-based compensation (RSUs, DSUs, and PSUs).

The fair value of the amortized portion of the options granted was reflected through contributed surplus, and the cash-settled share-based compensation was reflected through other liabilities. Upon the exercise of share options for which a share-based compensation expense has been recognized, the cash paid, together with the related portion of contributed surplus, is credited to share capital.

Dividends

Holders of common shares are entitled to receive dividends when declared by the Company’s board of directors. The table below describes the dividends declared and recorded in the consolidated financial statements in 2019.

Date Declared	Record Date	Payment Date	Dividend per Share $	Paid $
November 7, 2018	December 28, 2018	January 10, 2019	0.1375	15.4
February 27, 2019	March 29, 2019	April 15, 2019	0.1450	16.2
May 9, 2019	June 28, 2019	July 15, 2019	0.1450	16.2
August 7, 2019	September 30, 2019	October 15, 2019	0.1450	-

At September 30, 2019, trade and other payables included $16.2 (December 31, 2018 – $15.4) related to the dividends declared on August 7, 2019.

Share-based payment transactions

The Company has a long-term incentive program that uses share options, RSUs, and PSUs. The Company also has a DSU plan for the board of directors.

a) Share options

The Company has granted share options to officers and employees to purchase 4,608,363 shares at prices from $20.88 to $32.98 per share. These options expire on dates between February 26, 2020 and May 15, 2023.

	For the three quarters ended September 30 2019		For the year ended December 31 2018
	Shares #	Weighted Average Exercise Price per Share $	Shares #	Weighted Average Exercise Price per Share $

Share options, beginning of the period	4,987,542	31.11	4,426,237	29.84
Granted	-	-	1,112,779	32.98
Exercised	(239,124)	18.22	(338,989)	20.40
Forfeited	(140,055)	32.43	(212,485)	31.49

Share options, end of the period	4,608,363	31.74	4,987,542	31.11

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data September 30, 2019	F-21	Stantec Inc.

During the first three quarters of 2019, no options were granted (September 30, 2018 – 1,112,779). At September 30, 2019, 3,566,706 (September 30, 2018 – 2,981,041) share options were exercisable at a weighted average price of $31.50 (September 30, 2018 – $29.86). At September 30, 2019, 4,321,005 (September 30, 2018 – 2,605,321) share options were anti-dilutive.

A summary of the status of the Company’s non-vested options for the three quarters end September 30, 2019, is as follows:

	Number of Shares Subject to Option #	Weighted Average Grant Date Fair Value per Share $
Non-vested share options, beginning of the period	2,079,153	5.53
Vested	(997,936)	5.37
Forfeited	(39,560)	5.59

Non-vested share options, end of the period	1,041,657	5.69

At September 30, 2019, a total compensation cost of $2.1 (September 30, 2018 – $5.2) relating to the Company’s share option plans remained unrecognized. This cost is expected to be recognized over a weighted average period of 0.96 years (September 30, 2018 – 1.31 years).

b) Restricted share units

On May 14, 2019, the Company granted 164,719 RSUs to officers and employees at a fair value of $5.3.

These units vest upon completing a three-year service condition that starts after the grant date and are adjusted for dividends as they arise, based on the number of units held on the record date. As a cash-settled compensation arrangement, the fair value of the amounts payable is equivalent to the cash value of the Company’s common shares and is recognized as an expense with a corresponding increase in liabilities over the vesting period. For units that vest, unit holders will receive cash payments based on the volume weighted average trading price of the Company’s common shares for the last five trading days preceding the unit’s vesting date, less withholding amounts. At September 30, 2019, 165,621 RSUs were outstanding at a fair value of $4.4 (September 30, 2018 – nil).

c) Performance share units

The Company amended its PSU agreement by replacing the net income growth with relative total shareholder return as a secondary performance objective for PSUs granted in 2019. During the first three quarters of 2019, 198,815 PSUs (September 30, 2018 – 193,385) were paid at a value of $2.2 (September 30, 2018 – $3.2). Also, 375,705 PSUs (September 30, 2018 – 278,695) were issued and 38,103 (September 30, 2018 – 12,126) were forfeited. At September 30, 2019, 882,868 PSUs were outstanding at a fair value of $17.5 (December 31, 2018 – 744,081 were outstanding at a fair value of $6.0).

d) Deferred share units

During the first three quarters of 2019, 34,296 DSUs (September 30, 2018 – 33,981) were issued and 75,315 DSUs (September 30, 2018 – 178,866) were paid at a value of $2.4 (September 30, 2018 – $6.2). At September 30, 2019, 265,440 DSUs were outstanding at a fair value of $7.8 (December 31, 2018 – 306,459 were outstanding at a fair value of $9.0).

18. Fair Value Measurements

All financial instruments carried at fair value are categorized into one of the following:

●     Level 1 – quoted market prices

●     Level 2 – valuation techniques (market observable)

●     Level 3 – valuation techniques (non-market observable)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data September 30, 2019	F-22	Stantec Inc.

When forming estimates, the Company uses the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the financial instrument is categorized based on the lowest level of significant input.

When determining fair value, the Company considers the principal or most advantageous market in which it would transact and the assumptions that market participants would use when pricing the asset or liability. The Company measures certain financial assets at fair value on a recurring basis. During 2019, no change was made to the method of determining fair value.

For financial instruments recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing categorizations at the end of each reporting period. During the first three quarters of 2019, no transfers were made between levels 1 and 2 of the fair value measurements.

The following table summarizes the Company’s fair value hierarchy for those assets and liabilities measured and adjusted to fair value on a recurring basis at September 30, 2019:

	Notes	Carrying Amount $	Quoted Prices in Active Markets for Identical Items (Level 1) $	Significant Other Observable Inputs (Level 2) $	Significant Unobservable Inputs (Level 3) $

Assets
Investments held for self-insured liabilities	12	155.7	-	155.7	-

Liabilities
Interest rate swap	19	3.4	-	3.4	-

Investments held for self-insured liabilities consist of government and corporate bonds and equity securities. Fair value of equities is determined using the reported net asset value per share of the investment funds. The funds derive their value from the observable quoted prices of the equities owned that are traded in an active market. Fair value of bonds is determined using observable prices of debt with characteristics and maturities that are similar to the bonds being valued.

The following table summarizes the Company’s fair value hierarchy for those liabilities that were not measured at fair value but are required to be disclosed at fair value on a recurring basis as at September 30, 2019:

	Note	Fair Value Amount of Liability $	Quoted Prices in Active Markets for Identical Items (Level 1) $	Significant Other Observable Inputs (Level 2) $	Significant Unobservable Inputs (Level 3) $

Notes payable	13	90.9	-	90.9	-

The fair value of notes payable is determined by calculating the present value of future payments using observable benchmark interest rates and credit spreads for debt with similar characteristics and maturities.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data September 30, 2019	F-23	Stantec Inc.

19. Financial Instruments

Derivative financial instruments

On January 10, 2019, the Company entered into an interest rate swap agreement to manage the interest rate risk related to a tranche of the term loan with a notional amount of $160.0, both maturing on June 27, 2023. The swap agreement has the effect of converting the variable interest rate on the term loan, based on a bankers’ acceptance rate, into a fixed interest rate of 2.295%, plus applicable basis points spread. The fair value of the interest rate swap, estimated using market rates at September 30, 2019, is an unrealized loss of $3.4 ($2.5 net of tax). The Company has designated the swap as a cash flow hedge against a tranche of the term loan; therefore, the unrealized gains and losses relating to the swap are recorded in other comprehensive income (loss) and in the statement of financial position as other assets or other liabilities. In the event the hedging relationship is no longer effective or ceases to exist, the gains and losses will be recorded in income (loss).

There is an economic relationship between the interest rate swap and this tranche of the term loan because the terms of the two instruments match (i.e., notional amount, maturity, payment, and reset dates). The Company has established a hedge ratio of 1:1 for the hedging relationship as the underlying risk of the interest rate swap is identical to the hedged risk component.

Credit risk

Assets that subject the Company to credit risk consist primarily of cash and cash equivalents, trade and other receivables, unbilled receivables, contract assets, investments held for self-insured liabilities, holdbacks on long-term contracts, sublease receivables, and indemnifications. The Company’s maximum amount of credit risk exposure is limited to the carrying amount of these assets, which at September 30, 2019, was $1,718.6 (December 31, 2018 – $1,681.3). The Company monitors trade receivables to an internal target of days of revenue in trade receivables. At September 30, 2019, the days of revenue in trade receivables was 65 days (December 31, 2018 – 66 days).

The Company applies the simplified approach to trade and other receivables, unbilled receivables, contract assets, sublease receivables, and holdbacks and recognizes a loss allowance provision based on lifetime expected credit losses (ECLs). The loss allowance provision is based on the Company’s historical collection and loss experience and incorporates forward-looking factors, where appropriate.

	Total $	1–30 $	31–60 $	61–90 $	91–120 $	121+ $

Expected loss rate		0.07%	0.10%	0.22%	0.43%	0.75%
Gross carrying amount	1,412.4	1,066.7	167.6	54.8	44.5	78.8

Loss allowance provision, end of the period	1.9	0.7	0.2	0.1	0.2	0.7

During the first three quarters of 2019, no trade receivables were written off and the Company had no recoveries from the collection of accounts receivable previously written off.

Bonds carried at FVOCI are considered to be low risk; therefore, the impairment provision is determined to be the 12-month ECL. To the extent that the credit risk for any instruments significantly increases since initial acquisition, the impairment provision is determined using the lifetime ECL.

Substantially all bonds held by the Company are investment grade, and none are past due. The Company monitors changes in credit risk by tracking published external credit ratings. At September 30, 2019, the ECL on trade and other receivables was $1.5 and $0.4 related to unbilled receivables, contract assets, and holdbacks.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data September 30, 2019	F-24	Stantec Inc.

Liquidity risk

The Company meets its liquidity needs through various sources, including cash generated from operations, long- and short-term borrowings from its $800.0 revolving credit facility, term loans, and the issuance of common shares. The unused capacity of the revolving credit facility at September 30, 2019, was $158.6 (December 31, 2018 – $223.4). The Company believes that it has sufficient resources to meet obligations associated with its financial liabilities.

The timing of undiscounted cash outflows relating to financial liabilities is outlined in the table below:

	Total $	Less than 1 Year $	1 to 3 Years $	After 3 Years $

September 30, 2019
Trade and other payables	547.8	547.8	-	-
Lease liabilities	831.1	149.4	259.3	422.4
Long-term debt	1,013.9	48.7	367.2	598.0
Other financial liabilities	6.3	0.9	3.7	1.7

Total contractual obligations	2,399.1	746.8	630.2	1,022.1

Interest rate risk

If the interest rate on the Company’s revolving credit facility and term loan balances for the nine months ended September 30, 2019, was 0.5% higher, with all other variables held constant, net income would decrease by $2.0. If it was 0.5% lower, an equal and opposite impact on net income would occur.

Foreign exchange risk

Foreign exchange risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange gains or losses in net income (loss) arise on the translation of foreign currency-denominated assets and liabilities (such as trade and other receivables, trade and other payables, and long-term debt) held in the Company’s Canadian operations and foreign subsidiaries. The Company manages its exposure to foreign exchange fluctuations on these items by matching foreign currency assets with foreign currency liabilities.

Foreign exchange fluctuations may also arise on the translation of the Company’s US-based subsidiaries or other foreign subsidiaries, where the functional currency is different from the Canadian dollar, and are recorded in other comprehensive income (loss). The Company does not hedge for this foreign exchange risk.

Price risk

The Company’s investments held for self-insured liabilities are exposed to price risk arising from changes in the market values of the equity securities. This risk is mitigated because the portfolio of equity funds is monitored regularly and appropriately diversified.

A 1.0% increase in equity prices at September 30, 2019, would increase the Company’s net income by $0.4.

A 1.0% decrease would have an equal and opposite impact on net income.

20. Capital Management

The Company’s objective when managing capital is to provide sufficient capacity to cover normal operating and capital expenditures, acquisition growth, payment of dividends, and opportunistic share repurchases under its NCIB program, while maintaining an adequate return for shareholders. The Company defines its capital as the aggregate of long-term debt (including the current portion) and shareholders’ equity.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data September 30, 2019	F-25	Stantec Inc.

The Company manages its capital structure to maintain the flexibility to adjust to changes in economic conditions and acquisition growth and to respond to interest rate, foreign exchange, credit, and other risks. To maintain or adjust its capital structure, the Company may purchase shares for cancellation pursuant to NCIB, issue new shares, or raise or retire debt.

The Company is subject to restrictive covenants related to its Credit Facilities (measured quarterly). These covenants include but are not limited to a leverage ratio and an interest coverage ratio (non-IFRS measures). The leverage ratio is calculated as the aggregate amount of indebtedness, less unencumbered cash of up to $150.0 Canadian dollars, to EBITDA (pre-IFRS 16 basis). The interest coverage ratio is calculated as EBITDA to interest expense (pre-IFRS 16 basis). Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerating the repayment of the debt obligation. These covenants are based on the credit facility agreement amended on July 19, 2019 (note 13).

The Company was in compliance with the covenants under these agreements as at and throughout the three quarters ended September 30, 2019.

21. Income Taxes

United States tax reform

On December 22, 2017, the United States enacted tax reform legislation through the Tax Cuts and Jobs Act by introducing a new Code Section 965, which imposed a one-time transition tax on deemed mandatory repatriation of earnings. As such, the Company recorded a one-time transition tax of $31.2 and realized a recovery of $12.6 on remeasurement of deferred tax assets and liabilities using the substantively enacted federal tax rate of 21.0% in 2017. Proposed section 965 regulations were issued on August 1, 2018, and a tax recovery of $10.0 on the federal portion of the transition tax was recognized for the quarter ended September 30, 2018.

On January 15, 2019, the Treasury Department and the Internal Revenue Service (IRS) released final regulations under Section 965. As such, based on the final regulations issued, year to date the Company recorded an additional $1.1 transition tax expense. The Company will continue to monitor for new interpretation and guidance issued by the US Treasury Department, the IRS, and state taxing authorities.

Although the Company is subject to the 21.0% US federal tax rate, effective January 1, 2018, the Company also continues to assess other areas of the Tax Act for significant impacts on its estimated average annual effective tax rate and accounting policies, such as the base erosion anti-abuse tax, limitations on interest expense deductions, foreign-derived intangible income deduction, and tax on global intangible low-taxed income. At September 30, 2019, the Company has incorporated the relevant Tax Act items into its provision calculation.

Tax loss carryforwards

During the first three quarters of 2019, loss carryforwards and deductible temporary differences available to reduce taxable income of foreign subsidiaries not recognized in the consolidated financial statements decreased by $14.7, resulting in a deferred tax recovery of $4.9.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data September 30, 2019	F-26	Stantec Inc.

22. Employee Costs from Continuing Operations

		For the quarter ended September 30		For the three quarters ended September 30

	Note	2019 $	2018 $	2019 $	2018 $

Wages, salaries, and benefits		665.7	593.0	1,974.4	1,767.1
Pension costs		19.3	18.2	57.9	54.5
Share-based compensation	17	2.9	2.1	11.2	7.5

Total employee costs		687.9	613.3	2,043.5	1,829.1

Direct labor		436.5	392.2	1,288.2	1,153.8
Indirect labor		251.4	221.1	755.3	675.3

Total employee costs		687.9	613.3	2,043.5	1,829.1

Direct labor costs include salaries, wages, and related fringe benefits (including pension costs) for labor hours directly associated with the completion of projects. Bonuses, share-based compensation, termination payments, and salaries, wages, and related fringe benefits (including pension costs) for labor hours not directly associated with the completion of projects are included in indirect labor costs. Indirect labor costs are included in administrative and marketing expenses in the consolidated statements of income (loss). Included in pension costs is $56.2 (September 30, 2018 – $53.3) related to defined contribution plans.

23. Cash Flow Information

A reconciliation of liabilities arising from financing activities for the quarter ended September 30, 2019, is as follows:

		Statement of Cash Flows		Non-Cash Changes
	June 30 2019 $	Proceeds $	Repayments or Payments $	Foreign Exchange $	Other $	September 30 2019 $

Revolving credit facilities	623.0	17.0	(43.0)	-	-	597.0
Term loan	309.0	-	-	-	(0.6)	308.4
Lease liabilities	623.3	-	(30.8)	1.2	73.5	667.2
Software financing obligations	19.6	-	(4.1)	0.2	(0.1)	15.6
Dividends to shareholders	16.2	-	(16.2)	-	16.2	16.2

Total liabilities from financing activities	1,591.1	17.0	(94.1)	1.4	89.0	1,604.4
A reconciliation of liabilities arising from financing activities for the three quarters ended September 30, 2019, is as follows:

		Statement of Cash Flows		Non-Cash Changes
	January 1 2019 $	Proceeds $	Repayments or Payments $	Foreign Exchange $	Other $	September 30 2019 $

Revolving credit facilities	528.6	163.4	(94.7)	(0.3)	-	597.0
Term loan	308.8	-	-	-	(0.4)	308.4
Lease liabilities	645.0	-	(83.4)	(13.6)	119.2	667.2
Software financing obligations	19.5	-	(12.3)	(0.6)	9.0	15.6
Dividends payable to shareholders	15.4	-	(47.8)	-	48.6	16.2

Total liabilities from financing activities	1,517.3	163.4	(238.2)	(14.5)	176.4	1,604.4

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data September 30, 2019	F-27	Stantec Inc.

24. Related-Party Disclosures

At September 30, 2019, the Company had subsidiaries and structured entities that it controlled and included in its consolidated financial statements. These subsidiaries and structured entities are listed in the Company’s December 31, 2018, annual consolidated financial statements. The Company also enters into related-party transactions through a number of joint ventures, associates, and joint operations. These transactions involve providing or receiving services entered into in the normal course of business. For the three quarters ended September 30, 2019, the nature and extent of these transactions were not materially different from those disclosed in the Company’s December 31, 2018, annual consolidated financial statements.

25. Segmented Information

The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and globally. It considers the basis on which it is organized, including geographic areas, to identify its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and are evaluated regularly by the chief operating decision maker when allocating resources and assessing performance. The chief operating decision maker is the CEO of the Company, and the Company’s operating segments are based on its regional geographic areas.

The Company’s reportable segments are Canada, United States, and Global. These reportable segments provide professional consulting in engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics services in the area of infrastructure and facilities. The operating results of Construction Services, previously a reportable segment in 2018, were reported as discontinued operations (note 6).

Segment performance is evaluated by the CEO based on gross margin and is measured consistently with gross margin in the consolidated financial statements. Inter-segment revenues are eliminated on consolidation and reflected in the Adjustments and Eliminations column.

Reportable segments from continuing operations

		For the quarter ended September 30, 2019
	Canada $	United States $	Global $	Total Segments $	Adjustments and Eliminations $	Consolidated $

Total gross revenue	336.2	709.7	226.4	1,272.3	(30.8)	1,241.5
Less inter-segment revenue	10.6	5.5	14.7	30.8	(30.8)	-

Gross revenue from external customers	325.6	704.2	211.7	1,241.5	-	1,241.5
Less subconsultants and other direct expenses	40.3	202.2	46.4	288.9	-	288.9

Total net revenue	285.3	502.0	165.3	952.6	-	952.6

Gross margin	148.8	273.9	93.4	516.1	-	516.1

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data September 30, 2019	F-28	Stantec Inc.

		For the quarter ended September 30, 2018
	Canada $	United States $	Global $	Total Segments $	Adjustments and Eliminations $	Consolidated $

Total gross revenue	335.1	596.9	184.3	1,116.3	(29.7)	1,086.6
Less inter-segment revenue	8.8	10.0	10.9	29.7	(29.7)	-

Gross revenue from external customers	326.3	586.9	173.4	1,086.6	-	1,086.6
Less subconsultants and other direct expenses	49.1	139.2	50.8	239.1	-	239.1

Total net revenue	277.2	447.7	122.6	847.5	-	847.5

Gross margin	140.9	246.6	67.8	455.3	-	455.3

		For the three quarters ended September 30, 2019
	Canada $	United States $	Global $	Total Segments $	Adjustments and Eliminations $	Consolidated $

Total gross revenue	977.7	2,044.9	688.5	3,711.1	(94.0)	3,617.1
Less inter-segment revenue	30.7	16.5	46.8	94.0	(94.0)	-
Gross revenue from external customers	947.0	2,028.4	641.7	3,617.1	-	3,617.1
Less subconsultants and other direct expenses	110.7	546.9	149.2	806.8	-	806.8

Total net revenue	836.3	1,481.5	492.5	2,810.3	-	2,810.3

Gross margin	431.1	813.5	277.5	1,522.1	-	1,522.1

		For the three quarters ended September 30, 2018
	Canada $	United States $	Global $	Total Segments $	Adjustments and Eliminations $	Consolidated $

Total gross revenue	982.5	1,783.5	528.5	3,294.5	(94.6)	3,199.9
Less inter-segment revenue	25.9	20.9	47.8	94.6	(94.6)	-
Gross revenue from external customers	956.6	1,762.6	480.7	3,199.9	-	3,199.9
Less subconsultants and other direct expenses	137.7	413.7	128.9	680.3	-	680.3

Total net revenue	818.9	1,348.9	351.8	2,519.6	-	2,519.6

Gross margin	423.0	747.8	195.0	1,365.8	-	1,365.8

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data September 30, 2019	F-29	Stantec Inc.

The following tables disclose disaggregation of revenue by geographic area and services:

Geographic information	Non-Current assets		Gross Revenue

	September 30 2019 $	December 31 2018 $	For the quarter ended September 30		For the three quarters ended September 30
			2019 $	2018 $	2019 $	2018 $

Canada	758.5	535.2	325.6	326.3	947.0	956.6
United States	1,518.0	1,342.3	704.2	586.9	2,028.4	1,762.6
United Kingdom	136.1	140.5	70.7	36.7	211.5	112.6
Other countries	321.5	140.3	141.0	136.7	430.2	368.1

	2,734.1	2,158.3	1,241.5	1,086.6	3,617.1	3,199.9

Non-current assets consist of property and equipment, lease assets, goodwill, and intangible assets. Geographic information is attributed to countries based on the location of the assets.

Gross revenue by services	For the quarter ended September 30		For the three quarters ended September 30
	2019 $	2018 $	2019 $	2018 $

Buildings	266.2	231.1	796.6	706.5
Energy & Resources	146.7	153.1	456.8	437.6
Environmental Services	210.8	174.1	574.7	497.5
Infrastructure	376.5	302.6	1,052.8	874.0
Water	241.3	225.7	736.2	684.3

Total gross revenue from external customers	1,241.5	1,086.6	3,617.1	3,199.9

Performance will fluctuate quarter to quarter. The first and fourth quarters generally have the lowest revenue generation and project activity because of holidays and weather conditions in the northern hemisphere. Despite this quarterly fluctuation, the Company has concluded that it is not highly seasonal in accordance with IAS 34. Gross revenue for comparative figures was reclassified due to a realignment of services.

Customers

The Company has a large number of clients in various industries and sectors of the economy. No particular customer exceeds 10% of the Company’s gross revenue.

26. Events after the Reporting Period

Normal Course Issuer Bid

From October 1, 2019, to November 6, 2019, pursuant to the NCIB, the Company repurchased and cancelled 289,522 common shares at an average price of $28.11 per share for an aggregate price of $8.1.

Dividend

On November 6, 2019, the Company declared a dividend of $0.145 per share, payable on January 15, 2020, to shareholders of record on December 30, 2019.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In Millions of Canadian Dollars Except Number of Shares and Per Share Data September 30, 2019	F-30	Stantec Inc.

Head Office
400-10220 103 Avenue NW Edmonton, Alberta T5J 0K4 Canada Ph: 780-917-7000 Fx: 780-917-7330 ir@stantec.com
Securities Exchange Listing
Stantec shares are listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol STN.